Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 0306
Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549

         Re:      Ophthalmic Imaging Systems
                  Form 10-KSB for the year ended December 31, 2004 SEC File No. 1-11140

         Dear Mr. James:

         Set forth herein are the responses of Ophthalmic Imaging Systems (the "Company") to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated April 12, 2005, with respect to the Company's Form 10-KSB for the year ended December 31, 2004 (the "Form 10-KSB"). Attached hereto as Exhibit A is a clean version of the proposed Amendment to the Form 10-KSB (the "Form 10-KSB/A").

         Courtesy copies of this letter and clean and marked versions of the proposed Form 10-KSB/A have been sent to the Staff's examiners via courier. The marked copy of the Form 10-KSB/A indicates the changes from the Form 10-KSB as previously filed with the Commission.

         For your convenience, we have reprinted the Staff's written comments below prior to the Company's responses.

Form 10-KSB as December 31, 2004
--------------------------------

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------

1. Please revise future filings to include a critical accounting policies section. Refer to Release No. 33-8350.

         We will revise our future filings to include a critical accounting policies section per Release No. 33-8350.

Financial Statements
--------------------

Note 1:  Summary of Significant Accounting Policies
-------  ------------------------------------------

Revenue Recognition - Page 30
-----------------------------

2. We see from your disclosures on pages 2 to 4 that your arrangements with customers may include multiple element deliverables, including product sales, installation, maintenance, and training. Tell us and revise this note in future filings to clearly identify each deliverable under these arrangements and explain how you recognize the related revenue, addressing whether or not they are considered separate units of accounting pursuant to EITF 00-21.

         The Company derives its revenue primarily from product sales, installation, maintenance and training. The Company follows SAB 101 and SAB 104 in relation to its Revenues Recognition Policy as it addresses the following points:

o Persuasive evidence of an arrangement exists. The Company ships product only when an approved document is received from a customer in the form of a signed sales quotation form or a purchase order from the customer. This document must be approved by the Company prior to shipment to assure that the pricing and terms are acceptable to the Company. In order for the revenue to be recognized in a particular quarter, the document received from the customer must be dated no later than the last day of the period in question and shipped by the last day of the period.

o Delivery has occurred or services have been rendered. Products shipped by the Company are sold FOB, Sacramento with the customer taking title to the product once it leaves our Doc. Service revenue such as installation is not recognized until the service is performed.

o The seller's price to the buyer is fixed or determinable. Products sold by the Company are made by providing the customer with an approved sales quotation form which determines the price at which the Company is willing to sell the product to the customer.

o Collectability is reasonably assured. The Company's customer base consists primarily of highly regarded doctors, clinics, medical institutions and universities. The Company usually requires a deposit from the customer upon accepting the order. It also assists customers in obtaining leasing terms when appropriate, thus minimizing collection problems.

         The multiple components of the Company's revenue are considered separate units of accounting pursuant to EITF 00-21 since revenue recognition for each component occurs at different points of time as follows:

         o Product shipment - when delivery occurs and title passes to the customer.

         o        Installation  and  Training   Services  -  when  services  are
                  performed.

         o        Service Contracts - over the term of the contract.

         In our evaluation of the arrangements with our customers, we have concluded that the consideration is reliably measurable because the amount of the consideration is fixed and there are no general or specific refund rights included in the arrangement. Revenue for the product shipment is recognized when title passes to the customer, which is generally upon shipment.

Each equipment model has standard performance specifications and is not otherwise customized for the specific needs of a buyer. The Company extensively tests the equipment against those specifications prior to shipment. The installation process does not involve changes to the features or capabilities of the equipment. Separate fair values are charged for installation and training services and no price reduction would occur in the product price if the customer were to choose to not have the installation completed by the Company. Installation revenue is recognized when the installation is complete.

         Extended product service contracts are offered to our customers and are generally entered into prior to the expiration of the Company's one year product warranty. The revenue generated from these transactions is recognized over the contract period, normally one to two years. Fair values are charged to customers based on the type and quantity of systems installed.

         We will revise our future filings to address the foregoing issues.

3. Tell us and revise this note in future filings to disclose any special rights or privileges granted to customers, resellers and distributors, including customer acceptance and rights of returns, and explain how then rights impact the timing of revenue recognition.

         The Company does not provide any special rights or privileges with respect to general or specific refund or return rights and does not have arrangements that include acceptance rights. In these instances, revenue is recognized when title passes to the customer. This point will be clarified in future filings.

4.       We note that your systems include proprietary software.

         a) Please revise future filings to disclose how you account for the costs related to the proprietary software you sell and tell us how your current policy complies with SFAS 86.

         b) To the extent you sell standalone software packages or consider software a separate unit of accounting as part of your multiple-element arrangements with customers, please explain how your revenue recognition policy complies with SOP 97-2.

         (a) Costs related to proprietary software. Costs incurred in creating computer software are charged to expense when incurred as research and development until technological feasibility has been established. The Company has determined that the technological feasibility is established with the completion of a working model including coding and testing. Software production costs for computer software used as an integral part of the Company's product are not capitalized until technological feasibility has been established and all research and development activities for other components of the product have been completed. To date, the Company has not incurred any material costs subsequent to establishing technological feasibility which would be subject to capitalization.

         Costs of maintenance and customer support are charged to expense when related revenue is recognized or when those costs are incurred. The costs incurred for duplicating the computer software and documentation are capitalized in inventory and charged to cost of sales when revenue of those units is recognized.

         (b) Stand alone software package revenue recognition. The Company recognizes revenue on stand alone software packages when the following criteria are met:

         o        persuasive evidence of an arrangement exists;

         o        delivery has occurred;

         o        the fee is fixed or determinable; and

         o        collectibility is probable.

Note 5, Notes Payable - Page F-13
---------------------------------

5. We note that your notes payable issued to Laurus in 2004 was convertible into common stock at a price of $1.22 per share while the closing market price of your stock on the date of issuance was $1.50 per share. Please tell us how considered the guidance in EITFs 98-5 and 00-27 in accounting for the transaction, including the beneficial conversation feature that exit.

         The initial fixed conversion price of $1.22 per share was established when the parties entered into an earlier firm commitment upon signing a term sheet. Under the terms of the agreement, the fixed conversion price was agreed to be equal to 105% of the average closing price during the 3 trading days with actual trading volume prior to the signing of the binding Investment Agreement with the investors.

         The conversion price was calculated based on the 3 trading days (with volume) prior to the April 27, 2004 agreement date as follows:

Trading Date*                                  Closing Price
-------------                                  -------------
April 20, 2004                                $ 1.15
April 21, 2004                                $ 1.15
April 22, 2004                                $ 1.19
                                              ------
   Average 3 day closing price                $ 1.16
   105% of average 3 day closing price        $ 1.22

--------------------------------------------- ----------------
--------------------------------------------- ----------------

* The closing price of the Company's stock on April 23 and April 26 was $1.19 with no trading volume for either day, therefore not calculated in the average price.

         Therefore, the stock conversion price was not "in-the-money" at the time of the term sheet commitment date and no beneficial conversion feature existed.

6. Please tell us supplementally and revise future filings to explain how you accounted for the warrants issued in conjunction with the convertible notes payable to Laurus. Describe the method you used to value the warrants and any amounts recorded in paid in capital. Refer to APB 14.

         The warrants issued in conjunction with the convertible notes payable to Laurus were deemed by management to have no intrinsic value and with no beneficial conversion privileges at the time of issuance. The warrants were granted at 115%, 130% and 150% of the fixed conversion price of the convertible note, which was determined to have no beneficial conversion features by itself. In negotiating the agreement with Laurus, management assigned no value to the warrants. Additionally, management believes there is a high likelihood that these warrants will not be exercised at the end of the exercise term unless the price of the Company's stock increases significantly. The warrants are not transferable and the trading volume for the Company's stock is very low. Accordingly, management concluded that the value of the warrants was nominal. The Company reviewed its estimate with its auditors who concluded that according to the Black-Scholes model the value of the warrants was not material and therefore no amounts have been recorded in paid in capital. Since this was an estimate it was noted and reported to the audit committee as such under SAS 61 rules.

Item 8, Controls and Procedures - Page 20
-----------------------------------------

7. We note your statement that your chief executive officer and your chief financial officer "have concluded the Company disclosure controls and procedures are adequate and effective..." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

         In order to address your comments numbers 7 through 12, we intend to replace the existing language in Item 8A of the Form 10-KSB with the following language in the Form 10-KSB/A to be filed by the Company"

                  "As of the end of the period covered by this Report, management of the Company, with the participation of the Company's Chief Executive Officer (principal executive officer) and the Company's Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Company's "disclosure controls and procedures," as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on that evaluation, these officers concluded that, as of December 31, 2004, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's periodic filings under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including those officers, to allow timely decisions regarding required disclosure.

                  During the quarter ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting."

8. We note your disclosure that your chief executive officer end chief financial officer have evaluated your disclosure controls and procedures as of a date "within 90 days prior to the date of this report." Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and Part III.F of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Report Release No. 33-8238, available on our website at www.sec.gov/rules/final/ 33-8238.htm.

         See our response to comment 7 above.

9. We note your disclosure that your chief executive officer and chief financial officer determined that controls and procedures were adequate and effective "in timely alerting them to material information relating to the Company required to be included in the Company's filings with the SEC under the Securities Exchange Act of 1934." Please revise your disclosure to state, in clear and unqualified language the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your officers considered whether your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Or, if true, you can simply state that your disclosure controls and procedures are effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective only with regard to timely alerting management.

         See our response to comment 7 above.

10. We note your references to Exchange Act Rule 13a-14(c). Please change these to reflect the references to the definitions of disclosure controls and procedures as cited in Exchange Rules 13a-15(e) and 15d-15(e).

         See our response to question 7 above. The requested change has been made.

11. Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financia1 reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended
Item 308(c) of Regulation S-B.

         See our response to question 7 above. The requested revisions have been made.

12. Please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by
Item 302(c) of Regulation S-B as amended effective August 13, 2003.

         See our response to question 7 above. The requested revisions have been made.

Exhibits 31.1 and 31.2
----------------------

13. We note that the certifications filed were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire fling together with the certification of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

         As part of the Form 10-KSB/A that the Company is filing, we will file a certification of each of our current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

                                   * * * * * *

         At your request we hereby acknowledge that:

o the Company is responsible for the adequacy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your assistance in this matter. Please feel free to call me at 916-646-2020 if you have any questions about this letter.

                                          Sincerely,



                                          Ariel Shenhar, Chief Financial Officer
                                          April 28, 2005

cc:      Heather C. Tress
                  U.S. Securities and Exchange Commission

         Henry I. Rothman, Esq.
                  Troutman Sanders LLP

                                   EXHIBIT A
                                   ---------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-KSB/A

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM _______________ TO _____________

                           Commission File No. 1-11140

                           OPHTHALMIC IMAGING SYSTEMS

             (Exact name of Registrant as specified in its charter)

California                                  94-3035367
----------                                  ----------
(State or other jurisdiction                (I.R.S. Employer of incorporation or
organization)                               Identification No.)

221 Lathrop Way, Suite I, Sacramento, CA    95815
----------------------------------------    -----
(Address of principal executive offices)    (Zip Code)

Registrant's telephone number, including area code: (916) 646-2020

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, no par value

         Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /.

         Check if there is no  disclosure  of  delinquent  filers in response to
Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. Yes / / No /X/.

         The issuer's revenues for its most recent fiscal year were $10,818,379

         The aggregate market value of the voting and non-voting common stock of the issuer held by non-affiliates as of February 18, 2005 was approximately $4,136,898 based upon the average bid and ask price of the common stock as quoted by Nasdaq OTC Bulletin Board on such date. As of February18, 2005, there were 15,033,585 issued and outstanding shares of issuer's common stock.

                  Traditional Small Business Disclosure Format (check one):
         Yes /X/ No / /

EXPLANATORY NOTE

         Ophthalmic Imaging Systems (the "Company") is filing this Amendment No. 1 on Form 10-KSB/A to amend its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 18, 2005 (the "Original Filing"). The purpose of this Amendment No. 1 is to make certain amendments to Item 8A and to exhibits 31.1 and 31.2. This Amendment No. 1 does not otherwise update information in the Original Filing to reflect facts or events occurring subsequent to the date of the Original Filing.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         (a) Business Development

         Ophthalmic Imaging Systems (the "Company" or "OIS") was incorporated under the laws of the State of California on July 14, 1986. The Company, headquartered in Sacramento, California, is engaged in the business of designing, developing, manufacturing and marketing digital imaging systems, image enhancement and analysis software and informatics solutions for use by practitioners in the ocular health field. The Company's products are used for a variety of standard diagnostic test procedures performed in most eye care practices.

         Since its inception, the Company has developed products that have addressed primarily the needs of the ophthalmic angiography markets, both fluorescein and indocyanine green. The current flagship products in the Company's angiography line are its WinStation digital imaging systems. These WinStation products are targeted primarily at retinal specialists and general ophthalmologists in the diagnosis and treatment of retinal diseases and other ocular pathologies.

         The Company believes, however, that as the U.S. healthcare system moves toward managed care, the needs of managed care providers are changing the nature of demand for medical imaging equipment and services. New opportunities in telemedicine (i.e., the electronic delivery and provision of health care and consultative services to patients through integrated health information systems and telecommunications technologies), combined with lower cost imaging devices and systems, are emerging to allow physicians and managed care organizations to deliver a high quality of patient care while reducing costs. OIS is applying its technology in the ophthalmic imaging field to the development of new ocular imaging devices and exploring telemedicine/managed care applications targeted at the mass markets of general ophthalmology and optometry.

         The Company's objective is to become a leading provider of a diverse range of complimentary ophthalmic products and services for the ocular health care industry. The Company is currently focusing its development efforts on related products for the ocular healthcare market, as well as features and enhancements to its existing products.

         The Company has also entered into the Electronic Medical Records ("EMR") and the Enterprise Practice Management ("EPM") markets. To that end, it signed an agreement on June 30, 2003 with NextGen Healthcare Information Systems, Inc., a subsidiary of Quality Systems Inc. (Nasdaq:QSII), a leading provider of such software platforms to the practitioners market and sale of their products to the ophthalmic market.

         This strategic business alliance diversifies the product portfolio of the Company, enabling it to offer a wider variety of products and comprehensive solutions to its customer base of ophthalmology departments and practices. The NextGen(R) EMR system creates and maintains complete medical records with minimal effort while it streamlines workflow, controls utilization, and manages critical data related to patient care outcomes. The NextGen(R) EPM system is a complete physician management system that provides a common registration system, enterprise-wide appointment scheduling, referral tracking, clinical support, a custom report writer, and patient financial management based on a managed care model.

         (b)      Business of Issuer

PRODUCTS

         WinStation Systems

         The  Company's   WinStation   systems  and   products,   delineated  by
resolution, are primarily used by retina specialists and general ophthalmologists to perform a diagnostic test procedure known as fluorescein angiography. This procedure is used to diagnose and monitor pathology and provide important information in making treatment decisions. Fluorescein angiography is performed by injecting a fluorescent dye into the bloodstream. As the dye circulates through the blood vessels of the eye, the WinStation system, connected to a medical image capture device called a fundus camera, takes detailed images of the patient's retina. These digital images can provide a "road map" for laser treatment.

         Over the past 35 years, fluorescein angiography has been performed using photographic film, which requires special processing and printing. The Company's WinStation systems allow for immediate diagnosis and treatment of the patient. Images are automatically transferred to a database and permanently stored on CD-ROM or DVD-ROM. The Company offers a variety of networking and printer options.

         The Company's WinStation systems also are used by ophthalmologists to perform indocyanine green ("ICG") angiography. ICG angiography is a diagnostic test procedure used in the treatment of patients with macular degeneration (a leading cause of blindness afflicting over 5 million people in the United States). ICG angiography, used for approximately 5% of patient angiography, is a dye procedure that can only be performed using a digital imaging system.

         Ophthamology Office

         The Company has expanded its offerings in ophthalmic informatics to provide comprehensive solutions for the ophthalmic industry. The Company recently entered the Electronic Medical Records (EMR) and Enterprise Practice Management (EPM) markets through a strategic alliance with NextGen Healthcare Information Systems, Inc., a subsidiary of Quality Systems Inc. (Nasdaq:QSII), a leading provider of EMR and EPM software platforms expanding its product portfolio with Ophthalmology Office.

         Digital Fundus Imager

         The DFI is intended for use by a majority of eye care practitioners, including most ophthalmologists and optometrists. The DFI is a significantly lower cost alternative to currently available fundus cameras for use in color fundus imaging and fluorescein angiography, with the emphasis on imaging the back of the eye. The DFI is also capable of real-time video capture, database management and archiving. These features can benefit practitioners, particularly in the areas of patient screening, tracking and monitoring relative to certain ocular pathologies, primarily retina, as well as patient record retention.

         Digital Slit Lamp Imager

         The DSLI is targeted at a market similar to that of the DFI with an emphasis on imaging the front of the eye. Slit lamps are imaging devices used in virtually all ophthalmic and optometric practices. The DSLI adapts to most slit lamp models and, similar to the DFI, is capable of real-time video capture, database management and archiving. Similar to the DFI, the DSLI is intended for use by a majority of eye care practitioners, including optometrists practicing in retail optometry chain outlets in the United States, teaching institutions and military hospitals.

         Markets

         Having reviewed a broad selection of third party sources, including reports by American Medical Information, the Company believes there are approximately 16,000 ophthalmologists in the United States and 28,000 ophthalmologists practicing medicine in countries outside the United States. This group has been traditionally divided into two major groups: anterior segment (front of the eye) and posterior segment (back of the eye). Within these groups there are several sub-specialties including medical retina, retina and vitreous, glaucoma, neurology, plastics, pediatric, cataract, cornea and refractive surgery. There are approximately 29,000 practicing optometrists (OD) in the United States, with the preponderance of practicing optometrists worldwide located in the United States.

         The WinStation market consists of current fundus camera owners and anticipated purchasers of fundus cameras suitable for interfacing with the Company's digital imaging system products. The Company believes there are now over 8,500 fundus cameras in clinical use in the United States with an equal number in the international market. It is estimated that new fundus camera sales fluctuate between 800 and 1,200 units per year at an average per unit selling price of approximately $24,000. Of total cameras worldwide, including new and previously owned, a significant number are suitable to be interfaced with Company digital imaging systems.

         Currently the Company knows of five manufacturers of fundus cameras. These manufacturers produce a total of 22 models, 9 current and 13 legacy models for which the Company has designed optical and electronic interfaces for each of them.

         The primary target market for digital angiography systems are retinal specialists who number approximately 2,000 in the United States. The Company's digital imaging system sales have been driven in this segment by both fluorescein and ICG angiography. The Company expects the demand for digital angiography to continue, as it is becoming a standard of care. The primary target markets for the DFI and DSLI products are optometrists, the majority of whom are among the approximately 29,000 practicing in the United States, which number includes those employed by or affiliated with retail optometry organizations; retinal specialists and general ophthalmologists who, combined, number approximately 16,000 in the United States; 5,000 retail optometry chain outlets in the United States; and teaching institutions and military hospitals.

         Sales, Marketing and Distribution

         The Company utilizes a direct sales force in marketing its products throughout the United States and Canada. At December 31, 2004, the Company's sales and marketing organization consisted of a national sales manager as well as 9 territory sales representatives and 7 product specialists located throughout the United States. These regional representatives and product specialists provide marketing, sales, maintenance, installation and training services. The Company also utilizes Company-trained contractors to provide certain installation and training services. Additionally, the Company subcontracts service maintenance in several cities in the United States and Canada for routine component replacement.

         Internationally, the Company utilizes ophthalmic distributors that sell the Company's products in various foreign countries. Each country has trained sales and technical service staff for their respective territories. MediVision, the Company's parent, serves as the principal distributor of the Company's products in Europe and certain other international markets.

         To promote sales, the Company prepares brochures, data sheets and application notes on its products, participates in industry trade shows and workshops, and advertises in trade journals, press releases, direct mail solicitations, journal articles, and scientific papers and presentations.

         Manufacturing and Production

         The Company is primarily a systems integrator with proprietary software, optical interfaces and electronic fundus camera interfaces. The Company also manufactures its DFI optical head. Certain components are subcontracted to outside vendors and assembled at OIS. The Company inventories and assembles components in a 10,200 square foot facility located in Sacramento, California. For production of certain components of its products, the Company's manufacturing strategy is to use subcontractors to minimize time and reduce capital requirements.

         The Company has been audited by the Food and Drug Administration (the "FDA") and was deemed to conform to Good Manufacturing Practices ("GMP"). The Company has 510(k)'s on file for its digital angiography products, including its DFI and DSLI.

         Components, Raw Materials and Suppliers

         As a systems integrator, a significant number of the major hardware components in the Company's products are procured from sole source vendors. Whenever possible, however, the Company seeks multiple vendor sources from which to procure its components. Moreover, the Company works closely with its principal component suppliers, such as Dell Computer and Roper Scientific, and the rest of its vendors to maintain dependable working relationships and to continually integrate into the manufacturing of its products, whenever possible, the most current, proven, pertinent technologies. But, as with any manufacturing concern dependent on subcontractors and component suppliers, significant delays in receiving products or unexpected vendor price increases could adversely affect the Company.

         Warranties

         The Company generally provides a 12-month limited warranty for parts, labor and shipping charges in connection with the initial sale of its products. Peripheral products such as monitors, printers and computers also carry the original manufacturer's warranty.

         In the North American market, in order to ensure quality control and the proper functioning of its products on-site at a doctor's office, the Company generally installs the system and trains the doctor and the doctor's staff. The Company also offers service plans for sale to its customers as a supplement to the original manufacturer's warranties.

         Competition

         The healthcare industry is characterized by extensive research and development efforts and rapid technological change. Competition for products that can diagnose and evaluate eye disease is intense and is expected to increase. With respect to its WinStation products, the Company is aware of two primary competitors in the United States, which produce and are delivering digital fundus imaging systems in volume, Topcon and Zeiss. In addition, there are a few other small competitors. Both Topcon and Zeiss, however, manufacture fundus cameras and produce angiography products that interface mostly with their own fundus cameras. In contrast, the Company's products interface with different models of fundus cameras from a wide variety of manufacturers. Three other companies are known to have systems in primarily the international market, and the U.S. market to a limited extent, each with small market penetration.

         The primary competition for the DFI comes from traditional fundus cameras manufactured by Topcon, Kowa, Zeiss, Canon and Nidek. None of the current digital fundus cameras include a digital imaging system or certain other DFI features, including live motion imaging. These fundus cameras, when combined with an imaging system comparable to the DFI, are significantly more expensive than the DFI. The Company is aware of two companies that currently have prototype units that could be similar in function to the DFI, one of these companies (Zeiss) has started to sell such a product.

         The Company is aware of five primary competitors for the DSLI, namely Veatch, MVC, Kowa, Helioasis and Lombard. Additionally, there are approximately four other companies which manufacture similar systems, but these systems currently have minimal market presence.

         Although the Company will continue to work to develop new and improved products, many companies are engaged in research and development of new devices and alternative methods to diagnose and evaluate eye disease. Introduction of such devices and alternative methods could hinder the Company's ability to compete effectively and could have a material adverse effect on its business, financial condition and results of operations. Many of the Company's competitors and potential competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than does the Company.

         Research and Development

         The Company's net research and development expenditures in the years ended December 31, 2004 and 2003 were approximately $988,000 and $702,000, respectively. The Company has focused its recent research and development efforts on new digital image capture products. The Company expects its research and development expenditures to increase. Research and development is currently conducted for the Company by MediVision and other outsourced consultants.

         PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

         On June 15, 1993, the Company was issued United States Letters Patent No. 5,220,360 for "Apparatus and Method for Topographical Analysis of the Retina." This patent relates to the Glaucoma-Scope(R) apparatus, and methods used by the apparatus for topographically mapping the retina and comparing the mapping to previous mappings.

         Further, although the Company believes that its products do not and will not infringe on patents or violate proprietary rights of others, it is possible that its existing rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights may occur or be claimed to occur by third parties.

         In the event that any of the Company's products, infringe patents, trademarks or proprietary rights of others, the Company may be required to modify the design of such products, change the names under which the products or services are provided or obtain licenses. There can be no assurance that the Company will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. The failure to do any of the foregoing could have a material adverse effect on the Company. There can be no assurance that the Company's patents or trademarks, if granted, would be upheld if challenged or that competitors might not develop similar or superior processes or products outside the protection of any patents issued to the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent or trademark infringement or proprietary rights violation action. Moreover, if the Company's products infringe patents, trademarks or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company.

         The Company also relies on trade secrets, know-how, continuing technological innovation and other unpatented proprietary technology to maintain its competitive position. Certain of the proprietary software, optical interfaces and synchronization modules of the Company's digital imaging systems are largely proprietary and constitute trade secrets, but the basic computer hardware, software and video components are purchased from third parties. No patent applications have been filed with respect thereto. The Company anticipates aggressively defending its unpatented proprietary technology, although there is no assurance that others will not independently develop substantially equivalent proprietary information or techniques, or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its rights to its unpatented trade secrets and other proprietary technology.

         The Company seeks to protect its unpatented proprietary technology, in part, through proprietary confidentiality and nondisclosure agreements with employees, consultants and other parties. The Company's confidentiality agreements with its employees and consultants generally contain industry standard provisions requiring such individuals to assign to the Company without additional consideration any inventions conceived or reduced to practice by them while employed or retained by OIS, subject to customary exceptions. There can be no assurance that proprietary information agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.

         GOVERNMENT REGULATION

         The marketing and sale of the Company's products are subject to certain domestic and foreign governmental regulations and approvals. Pursuant to Section 510(k) of the Federal Food, Drug and Cosmetic Act ("FDCA"), the Company is required to file, and has submitted, a pre-marketing notification with the FDA which provides certain safety and effectiveness information concerning the Company's diagnostic imaging systems, including its DFI and DSLI. The FDA has approved the Company's pre-marketing notification submittals, thereby granting the Company permission to market its products, subject to the general controls and provisions of the FDCA. The classification of the Company's products require, among other things, annual registration, listing of devices, good manufacturing practices, labeling and prohibition against misbranding and adulteration. Further, because the Company is engaged in international sales, the Company's products must satisfy certain manufacturing requirements and may subject the Company to various filing and other regulatory requirements imposed by foreign governments as a condition to the sale of such products.

         The Company has registered its manufacturing facility with both the FDA and certain California authorities as a medical device manufacturer and operates such facility under FDA and California requirements concerning Quality System Requirements ("QSR"). As a medical device manufacturer, the Company is required to continuously maintain its QSR compliance status and to demonstrate such compliance during periodic FDA and California inspections. If the facilities do not meet applicable QSR regulatory requirements, the Company may be required to implement changes necessary to comply with such regulations.

         Although the FDA has made findings which permit the Company to sell its products in the marketplace, such findings do not constitute FDA approval of these devices, and the Company cannot predict the effect that future legislation or regulatory developments may have on its operations.

Additional regulations, reconsideration of approvals granted under current regulations, or a change in the manner in which existing statutes and regulations are interpreted or applied may have a material adverse impact on the Company's business, financial condition and results of operations. Moreover, new products and services developed by the Company, if any, also may be subject to the same or other various federal and state regulations, in addition to those of the FDA.

         INSURANCE

         The Company maintains general commercial casualty and property insurance coverage for its business operations, as well as product liability insurance. As of December 31, 2004, the Company has not received any product liability claims and is unaware of any threatened or pending claims. To the extent that product liability claims are made against the Company in the future, such claims may have a material adverse impact on the Company.

         EMPLOYEES

         As of December 31, 2004, the Company had 46 employees of which 45 were full-time. The Company also engages the services of consultants from time to time to assist the Company on specific projects in the areas of research and development, software development, regulatory affairs and product services, as well as general corporate administration. Certain of these consultants periodically engage contract engineers as independent consultants for specific projects.

         The Company has no collective bargaining agreements covering any of its employees, has never experienced any material labor disruption, and is unaware of any current efforts or plans to organize its employees. The Company considers its relationship with its employees to be good.

ITEM 2.  DESCRIPTION OF PROPERTY.

         The Company leases under a noncancelable triple net lease expiring in June 2007, approximately 10,200 square feet of office, manufacturing and warehouse space in Sacramento, California. The Company also leases an approximately 200 square foot sales office in Simsbury, Connecticut on a month-to-month basis. Management believes that its existing facilities are suitable and adequate to meet its current needs. The Company pays minimum monthly lease payments, with respect to these properties, in the aggregate of approximately $9,000. Management believes its existing leased facilities are adequately covered by insurance. The Company has no current plans to significantly renovate, improve or develop any of its leased facilities. The Company does not have, and does not foresee acquiring, any real estate or investments in real estate, and is not engaged in any real estate activities.

ITEM 3.  LEGAL PROCEEDINGS.

         On March 9, 2004, the Company filed a civil action in the United States District Court for the Eastern District of California against several of its former employees, led by former vice-president Mark Fukuhara, who have been doing business for the last two years as Imaging Service Group (ISG) and Zeta Development Laboratories in El Dorado Hills, California, and several affiliated persons and companies, including Dale Brodsky, Eyepictures, Inc., Johnny Justice Jr., and two of his ophthalmic equipment businesses, Zeta Development Labs, Inc. (doing business as Justice Diagnostic Imaging) and Justice Ophthalmics, Inc. The complaint alleges claims for misappropriation of trade secrets, violations of the federal computer fraud and abuse act, copyright infringement, breach of contract, interference with contract, and false advertising. The complaint seeks monetary damages as well as injunctive relief against the defendants.

         On August 20, 2004, the United States District Court for the Eastern District of California granted in part the Company's application for a preliminary injunction against certain of the defendants. In December 2004 the Court dismissed Johnny Justice, Jr. as an individual and Justice Ophthalmics, Inc. from the case. Trial in the matter currently is scheduled for November 2005.

         Other than the action referred to above and immaterial claims in the ordinary course, to the Company's knowledge, there are no material legal proceedings presently pending or threatened to which the Company (or any of its directors or officers in their capacity as such) are, or may be, a party or to which the Company's property is, or may be, subject.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

         At the Company's 2004 Annual Meeting of Shareholders held on December 22, 2004, the following matters were voted upon and adopted by the votes indicated:


                                                                    For       Withheld     Against     Abstain
        To elect  five  individuals  to serve as the  Board of
        Directors  of  the  Company   until  the  next  annual    13,750,938        5,528     --           --
        meeting of  shareholders  and until  their  successors
        are elected and qualified.(1) (2)

        To ratify the  selection  by the Board of Directors of
        Perry-Smith  LLP  to  be  the  independent  registered    13,752,485        --        4,633        348
        public  accountants  with  respect to the audit of the
        Company's  financial  statements  for the fiscal  year
        ended December 31, 2004


(1) The following were elected to serve as directors at the Annual Meeting of Shareholders: Gil Allon, Ariel Shenhar, Alon Harris, Michael Benoff and Yigal Berman.

(2) Reflects votes cast for, and withheld for all directors, except for Michael Benoff who received 13,750,072 votes for and 6,394 votes withheld.

         There were 1,276,119 non-votes with respect to the matters listed above.

                                     PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The shares of common stock of the Company have been listed and principally quoted on the Nasdaq OTC Bulletin Board under the trading symbol "OISI" since May 28, 1998 and prior thereto on the Nasdaq Small-Cap Market. The following table sets forth the high and low prices for the Company's common stock as reported on the Nasdaq OTC Bulletin Board. These prices reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

                         Year Ended                      Year Ended
                       December 31, 2004              December 31, 2003
                    -----------------------       ----------- ------------
                         Low         High              Low          High
                         Bid          Ask              Bid           Ask
                    ----------- -----------       ----------- ------------

First Quarter            0.75        1.35              0.20         0.33
Second Quarter           0.86        1.55              0.30         0.91
Third Quarter            0.50        1.40              0.61         1.25
Fourth Quarter           0.55        1.15              0.92         1.50

         On February 18, 2005, the closing price for the Company's common stock, as reported by the Nasdaq OTC Bulletin Board, was $1.06 per share and there were approximately 133 shareholders of record.

         Dividend Policy

         The Company has not paid any cash dividends since its inception and does not anticipate paying any cash dividends on its common stock in the foreseeable future. The Company expects to retain its earnings, if any, to provide funds for the expansion of its business. Future dividend policy will be determined periodically by the Board of Directors based upon conditions then existing, including the Company's earnings and financial condition, capital requirements and other relevant factors.

         Equity Compensation Plans

         The following table sets forth certain information, as at December 31, 2004, with respect to the Company's equity compensation plans:


                                                                                                NUMBER OF SECURITIES
                               NUMBER OF SECURITIES TO BE           WEIGHTED-AVERAGE           REMAINING AVAILABLE FOR
                                 ISSUED UPON EXERCISE OF           EXERCISE PRICE OF               FUTURE ISSUANCE
                                  OUTSTANDING OPTIONS,            OUTSTANDING OPTIONS,       UNDER EQUITY COMPENSATION
        PLAN CATEGORY              WARRANTS AND RIGHTS            WARRANTS AND RIGHTS                   PLANS

Equity compensation plans

approved by security holders.         695,500(a)                          $.69                     91,000(b)
                                      ----------                          ----                     ---------

Equity compensation plans
not approved by security
holders......................         1,623,633(c)                        $.44                     1,009,999(d)
                                      ------------                        ----                     ------------

  Total......................         2,319,133                           $.51                     1,100,999
                                      =========                           ----                     =========

(a) Represents 36,500 options granted under the Company's 1992 Stock Option Plan under which no further options may be granted and 659,000 options granted under the Company's 2003 Stock Option Plan.

(b) Represents shares available for grant under the 2003 Stock Option Plan to employees and directors of, consultants to, and to non-employee directors of, the Company. Upon the expiration, cancellation or termination of unexercised options, shares subject to options under the plan will again be available for the grant of options under the applicable plan.

(c) Includes 60,000 shares subject to options granted under the Company's 1997 Stock Option Plan under which no further options may be granted. Also includes 75,000 and 1,383,333 shares subject to options granted under the 1995 Stock Option Plan (the "1995 Plan") and the 2000 Stock Option Plan (the "2000 Plan"), respectively. Also includes 105,300 options granted under individual stock option plans.

(d) Includes 920,000 and 89,999 shares available for future grant under the 1995 Plan and the 2000 Plan respectively, to employees and directors of, consultants to, and to non-employee directors of the Company. Upon the expiration, cancellation or termination of unexercised options, shares subject to options under the 1995 Plan and the 2000 Plan will again be available for the grant of options under the applicable plan.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         General

         This report contains forward-looking statements within the meaning of the federal securities laws. The Company intends such forward-looking statements to be covered by the safe harbor provisions contained in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Exchange Act of 1934, as amended. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on its operations and future prospects include, but are not limited to, changes in: economic conditions generally and the medical instruments market specifically, legislative or regulatory changes affecting the Company, including changes in healthcare regulation, the availability of working capital, the introduction of competing products, and other risk factors described herein. These risks and uncertainties, together with the other risks described from time to time in reports and documents filed by the Company with the SEC should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. Indeed, it is likely that some of the Company's assumptions will prove to be incorrect. The Company's actual results and financial position will vary from those projected or implied in the forward-looking statements, and the variances may be material.

         To date, the Company has designed, developed, manufactured and marketed ophthalmic digital imaging systems and informatics solutions and has derived substantially all of its revenues from the sale of such products. The primary target market for the Company's digital angiography systems and related products has traditionally been retinal specialists.

         In October 2001, MediVision, the Company's parent, signed an agreement for the acquisition of a minority interest by Agfa Gevaert N.V. creating an alliance for joint development and marketing of an integrated, digital Ophthalmology PACS solution. The marketing efforts under this agreement are anticipated to be implemented beginning in the US market, and are to include efforts by the Company. The extent and focus of future research and development efforts will depend, in large measure, on direction from MediVision, including potential collaborative projects between MediVision and the Company.

         In June 2003, the Company signed a licensing agreement with NextGen Healthcare Information Systems, Inc., a subsidiary of Quality Systems, Inc. Under the terms of the agreement, OIS will become a value added reseller of two computer-based practice management and medical records products: NextGen(R) Electronic Medical Records (EMR) and NextGen(R) Enterprise Practice Management
(EPM).

         This strategic business alliance diversifies the product portfolio of the Company, enabling it to offer a wider variety of products and comprehensive solutions to its customer base of ophthalmology departments and practices. The NextGen(R) EMR system creates and maintains complete medical records with minimal effort while it streamlines workflow, controls utilization, and manages critical data related to patient care outcomes. The NextGen(R) EPM system is a complete physician management system that provides a common registration system, enterprise-wide appointment scheduling, referral tracking, clinical support, a custom report writer, and patient financial management based on a managed care model.

         In May 2003, the Company entered into a $150,000 line of credit agreement with its bank. The line is secured by a pledged investment with the bank equal to the amount of the line of credit. The interest charged on the line of credit is at prime rate and is due monthly. Advances on the line of credit mature on September 10, 2008.

         In September 2003, the Company entered into a $1,200,000 debt agreement with Laurus Master Fund, Ltd ("Laurus") in the form of a three-year convertible note with a fixed coupon price of 6.5% per annum. The convertible note may be converted by Laurus into the Company's Common Stock at a fixed conversion price of $1.07. The Company also issued seven-year warrants to Laurus to purchase 375,000 shares of the Company's Common Stock at exercise prices ranging between $1.23 and $1.61 per share.

         In April 2004, the Company entered into a $1,000,000 debt agreement with Laurus in the form of a three-year convertible note with a fixed coupon price of 6.5% per annum. The convertible note may be converted by Laurus into the Company's Common Stock at a fixed conversion price of $1.22. The Company also issued five-year warrants to Laurus to purchase 313,000 shares of the Company's Common Stock at exercise prices ranging between $1.40 and $1.83 per share.

         On December 28, 2004, the Company entered into an investment agreement with Dutchess Private Equities Fund II, LP ("Dutchess") providing for an equity line of credit. Pursuant to the investment agreement, Dutchess has agreed to provide the Company with up to $9,000,000 of funding during the thirty month period beginning on the date that the registration statement the Company agreed to file providing for the resale of the shares of common stock issuable under the investment agreement is declared effective by the Securities and Exchange Commission. During this thirty month period, the Company may request a drawdown under the investment agreement by selling shares of its common stock to Dutchess, and Dutchess will be obligated to purchase the shares. The Company is under no obligation to request any drawdowns under the investment agreement.

         The amount that the Company can request in any drawdown notice is, at the Company's election, the greater of (A) up to 200% of the average daily volume of the Company's common stock for the ten trading days prior to the date of the drawdown notice multiplied by the average of the three daily closing bid prices for the common stock immediately preceding the date of the drawdown notice or (B) $100,000; provided that the Company may not request more than $1,000,000 in any single drawdown. At December 31, 2004, the Company had not requested any drawdowns.

         At December 31, 2004, the Company had a stockholders' equity of approximately $2,397,000 and its current assets exceeded its current liabilities by approximately $1,742,000. The convertible loan agreements with Laurus that were entered into during 2003 and 2004 have had a favorable impact on the Company's current ratio. There can be no assurance that the Company will be able to achieve or sustain significant positive cash flows, revenues or profitability in the future.

         MediVision Transactions

         During the period of August 2000 through July 1, 2001, the Company executed several promissory notes in favor of MediVision Medical Imaging LTD. ("MediVision"), an Israeli corporation and majority shareholder in the Company. The Short-Term Note had a maximum principal balance of $260,000 available, while the Working Capital Funding Agreement and Amendment No.1 to this agreement provided an additional funding of $2,500,000. Both Notes and the Amendment bear interest at the rate of 9.3% per annum and are secured by all of the Company's assets. The principal amount outstanding, together with any and all accrued interest on the Working Capital Note and Amendment, was payable by August 31, 2003, except that MediVision could, at its option, at any time convert any amount of principal and interest then outstanding into shares of the Company's common stock at a conversion price of $.80 per share on the Working Capital Note and $0.185 per share on the Amendment No.1 to the Working Capital Note.

         In May 2003, the Company and MediVision entered in Amendment No. 2 to the Working Capital Funding Agreement and the Short Term Note whereby the repayment terms on the debt were extended on all principal and interest due until January 1, 2005.

         In June 2003, MediVision exercised its option, as stipulated in the Working Capital Funding Agreement, Amendment No. 1, to convert $1,150,000 of principal and interest at a conversion price of $0.185 per share into 6,216,216 common shares of stock.

         In August 2002, the Company's Board of Directors, at MediVision's request, authorized the Company to guarantee and/or provide security interests in its assets for certain of MediVision's loans with financial institutions, on the maximum aggregate amount of approximately $1,900,000. In August 2002, MediVision subordinated to the financial institutions its security position in the Company's assets, which had been granted in consideration of loans to the Company from MediVision. In December 2002, the Company's Board of Directors approved that the Company enter into and issue a debenture in favor of the banks to act as security for the debt of MediVision, such debenture shall be secured by a first lien on all of the Company's assets. Such debenture and lien were signed in December 2002. The amount owed to the financial institutions by MediVision and secured by the Company as of December 31, 2004 was approximately $447,000.

         In March 2004, the Company's Board of Directors approved a line of credit to MediVision of $1,000,000 at 9.3% interest for two years. In January 2005 the Company's Board of Directors approved an additional loan advance of $150,000 for a 30 day term. At December 31, 2004 the Company had recorded a net amount due from MediVision of approximately $1,056,000.

         On February 28, 2005, the Company and MediVision entered into a Loan and Security Agreement and Promissory Note whereby the Company agreed to loan MediVision up to two million dollars ($2,000,000). The loan agreement incorporates the $1,150,000 previously approved by the Company's Board of Directors. Under the terms of the agreement, interest is 7.25% per annum and is payable on February 28, 2006 along with all outstanding principal due at that date. The note is secured by 2,409,000 of the 11,130,151 shares of the Company's common stock owned by MediVision. The number of shares is based on the average closing price of shares of stock of the Company during the period covering the last ten (10) business days of February, 2005, which average closing price was $1.11, discounted by 25%. In the event that MediVision were to sell any shares it owns in the Company during the period of the agreement, a minimum of 50% of the proceeds from such sales would be required to be paid to the Company to reduce the outstanding amount owed.

         Pursuant to a Common Stock Purchase Agreement dated as of June 1, 2004 between MediVision and S2 Partners LP, MediVision agreed to sell 550,000 of the Company's common stock to S2 Partners LP at a price of $1.35 per share. On June 23, 2004, MediVision, through Nollenberger Capital Partners Inc. acting as its agent, sold an additional 500,000 shares of the Company's common stock at a price of $1.38 per share. As a result of the foregoing transactions, as of December 31, 2004, MediVision currently owns approximately 74% of the Company's outstanding common stock.

         New Accounting Pronouncements.

         Financial Accounting Pronouncement FAS 123(R)

         In December 2004 the FASB issued Statement Number 123 (revised 2004) (FAS 23 (R)), Share-Based Payments. FAS 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. The Company is required to apply FAS 23 (R) on a modified prospective method. Under this method, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, the Company may elect to adopt FAS 123 (R) by restating previously issued financial statements, basing the expense on that previously reported in their pro forma disclosures required by FAS 123. FAS 123 (R) is effective for the first reporting period beginning after June 15, 2005. For companies filing under Regulation S-B, FAS 123 (R) is effective the beginning of the first interim or annual reporting period that begins after December 15, 2005, which for the Company will be the first quarter of the year ending December 31, 2006. The Company anticipates adopting SFAS No. 123(R) beginning in the quarter ending March 31, 2006. Management has not completed its evaluation of the effect that FAS 123 (R) will have, but believes that the effect will be consistent with its previous pro forma disclosures.

         Financial Accounting Pronouncement FAS 151

         In November 2004, the FASB issued SFAS No. 151,  Inventory  Costs (SFAS
151). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be recognized as current period charges. Further, SFAS 151 requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. SFAS 151 is effective for inventory costs incurred beginning in the first quarter of 2006. The Company is currently evaluating the effect of SFAS 151 on its financial statements and related disclosures.

         Results of Operations

         Selected Financial Data

                                            YEARS ENDED DECEMBER 31,
                                 ----------------------------------------------
                                     2004             2003             2002
                                 ------------     ------------     ------------

STATEMENT OF OPERATIONS DATA:

Net revenues                     $ 10,818,379     $  9,944,827     $  8,465,707

Cost of sales                       4,290,049        3,955,680        3,535,316
                                 ------------     ------------     ------------
     Gross profit                   6,528,330        5,989,147        4,930,391
                                 ------------     ------------     ------------

Operating expenses:
  Sales, marketing, general

  and administrative                4,141,865        3,984,482        3,426,616

  Research and development            987,769          702,020          558,999
                                 ------------     ------------     ------------
     Total operating expenses       5,129,634        4,686,502        3,985,615
                                 ------------     ------------     ------------
Income from operations              1,398,696        1,302,645          944,776

Other expense, net                   (252,100)        (269,451)        (360,953)
                                 ------------     ------------     ------------

Net income before provision
   for income tax benefit           1,146,596        1,033,194          583,823

Provision for income tax
benefit                               558,000          405,000          (19,000)

Net income                       $  1,704,596     $  1,438,194     $    564,823
                                 ============     ============     ============

Basic earnings per share         $        .12     $        .13     $        .07
                                 ============     ============     ============

Shares used in the
   calculation of basic
   earnings per share              14,771,112       11,267,493        8,138,305
                                 ============     ============     ============

Diluted earnings per share       $        .11     $        .12     $        .07
                                 ============     ============     ============

Shares used in the
   calculation of diluted
   earnings per share              15,772,214       11,877,205        8,138,305
                                 ============     ============     ============

STATEMENT OF CASH FLOWS DATA:

Net cash provided by
   operating activities          $  1,116,940     $    258,304     $    725,846

Net cash used in investing
   activities                         (22,625)        (175,360)         (72,331)

Net cash (used in) provided
   by  financing activities          (376,039)         805,856         (342,207)
                                 ------------     ------------     ------------
Net increase in cash and cash
   equivalents                   $    718,276     $    888,800     $    311,308
                                 ============     ============     ============

         COMPARISON OF YEAR ENDED DECEMBER 31, 2004 TO YEAR ENDED DECEMBER 31, 2003

         Revenues

         The Company's revenues for the year ended December 31, 2004 were $10,818,379 representing an increase of approximately 9% from revenues of $9,944,827 for the year ended December 31, 2003. The increased revenue levels for 2004 include revenues from initial deliveries of the Company's newest digital angiography system, the WinStation 3200TM and the OIS WebStationTM common software platform released in October of 2004. Digital angiography systems and peripherals, including upgrades, accounted for approximately 89% and 92% of the Company's total revenues during 2004 and 2003, respectively. Service revenue for the years ended 2004 and 2003 accounted for approximately 11% and 8% of the Company's total revenue, respectively. The increased revenue levels during the 2004 period reflect the impact of a number of factors discussed in further detail below.

         Gross Margins

         Gross margins were approximately 60% during fiscal 2004 and 2003. The fiscal 2004 and 2003 gross margin percentage reflects the continued impact of sales of higher margin products as well as economies of scale associated with the fixed and semi-variable overhead cost absorption over increased revenue levels. It is anticipated that our gross margins will decrease as our sales of the Ophthamology Office software products become more significant, since the gross margins associated with such sales are below the majority of the products that we currently market.

         Sales and Marketing, Expenses

         Sales and marketing expenses accounted for approximately 27% of total revenues during fiscal 2004 and 29% during fiscal 2003. Expense levels were $2,936,100 during fiscal 2004, representing no significant change compared to expenses of $2,915,848 in fiscal 2003.

         General  and Administrative Expenses

         General and administrative expenses accounted for approximately 11% of total revenues during both fiscal 2004 and 2003, respectively. Expense levels increased to $1,205,765 during fiscal 2004, representing an increase of approximately 13% compared to expenses of $1,068,634. Increased expenses were primarily the result of increased investor relations expenses and legal expenses.

         Research and Development Expenses

         Research and development expenses increased by approximately 41% to $987,769 during 2004 from $702,020 during 2003. Such expenses accounted for approximately 9% and 7% of total revenues during fiscal 2004 and fiscal 2003, respectively. The Company has focused its recent research and development efforts on new digital image capture products. The Company expects its research and development expenditures to increase. Research and development is currently conducted for the Company by MediVision and other outside consultants.

         Interest and Other Expense, net

         Interest and other expense were $252,100 during 2004 compared to $269,451 during 2003. These amounts were comprised principally of interest expense associated with the convertible notes to Laurus during fiscal 2004 and 2003, respectively and interest expense associated with financing arrangements provided to certain of the Company's customers in connection with sales of its products. Interest income in both periods was insignificant.

         Income Taxes

         At December 31, 2004 and 2003, management reviewed recent operating results and projected future operating results. At the end of each of these years, management determined that it was more likely than not that a portion of the deferred tax assets attributable to net operating losses would likely be realized. Due to the Company's limited history of profitable operations, management has recorded a valuation allowance of $2,504,000 and $3,497,000 at December 31, 2004 and 2003, respectively. The amount of the valuation allowance will be adjusted in the future when management determines that it is more likely than not the deferred assets will be realized.

         The Company has at December 31, 2004, a net operating loss carryover of approximately $4,531,200 for federal income tax purposes which expires between 2007 and 2020, and a net operating loss carryforward of approximately $1,305,700 for California state income tax purposes which expires through 2010. The State of California suspended the application of net operating losses for the 2002 and 2003 fiscal years and extended the carry forward period two years. Federal tax credit carryforwards of approximately $174,900 will begin to expire in 2007. Due to changes in ownership which occurred in prior years, Section 382 of the Internal Revenue Code provides for significant limitations on the utilization of net operating loss carryforwards and tax credits. As a result of these limitations, a portion of these loss and credit carryovers may expire without being utilized.

         Net Income

         The Company reported net income of $1,704,596, or $0.12 per share basic and $0.11 per share diluted, during 2004, compared to a net income of $1,438,194, or $0.13 per share basic and $0.12 per share diluted, during 2003. The per share figures are basic amounts in accordance with Financial Accounting Standards No. 128 (see Note 1 of Notes to Financial Statements included in Item 7 of this Form 10-KSB).

         The results of operations for 2004 reflect the positive impact of the Company's ongoing attention and resources to core marketing, selling and corporate operations issues. Growing sales of the Company's digital angiography products reflect the market acceptance of these products and the ongoing product quality improvements made to meet customers' requirements. There can be no assurance, however, that there will be continued market acceptance of the Company's products or that any continued market acceptance will result in significant future unit sales or revenue contribution.

         Export Sales

         Revenues from sales to customers located outside of the United States accounted for approximately 12% and 9% of the Company's net sales for 2004 and 2003, respectively. Sales to MediVision, included in these totals, accounted for approximately 57% or $744,000 and 56% or $482,000 for 2004 and 2003,
respectively.

         Seasonality

         The Company's most effective marketing tool is the demonstration and display of its products at the annual meeting of the American Academy of Ophthalmology held during the fall of each year, with a significant amount of the Company's sales orders generated during or shortly after this meeting. Accordingly, the Company expends a considerable amount of time and resources during the fourth quarter of its fiscal year preparing for this event.

         COMPARISON OF YEAR ENDED DECEMBER 31, 2003 TO YEAR ENDED DECEMBER 31, 2002

         Revenues

         The Company's revenues for the year ended December 31, 2003 were $9,944,827 representing an increase of approximately 17% from revenues of $8,465,707 for the year ended December 31, 2002. The increased revenue levels for 2003 include revenues from initial deliveries of the Company's newest digital angiography system, the WinStation 4000. Digital angiography systems and peripherals, including upgrades, accounted for approximately 92% and 93% of the Company's total revenues during 2003 and 2002, respectively. Service revenue for the years ended 2003 and 2002 accounted for approximately 8% and 7% of the Company's total revenue, respectively. The increased revenue levels during the 2003 period reflect the impact of a number of factors discussed in further detail below.

         Gross Margins

         Gross margins were approximately 60% during fiscal 2003 versus approximately 58% for fiscal 2002. The fiscal 2003 gross margin percentage reflects the continued impact of sales of higher margin products as well as economies of scale associated with the fixed and semi-variable overhead cost absorption over increased revenue levels. It is anticipated that our gross margins will decrease as our sales of the NextGen software products become more significant, since the gross margins associated with such sales are below the majority of the products that we currently market.

         Sales, Marketing, General and Administrative Expenses

         Sales, marketing, general and administrative expenses accounted for approximately 40% of total revenues during both fiscal 2003 and fiscal 2002. Expense levels increased to $3,984,482 during fiscal 2003, representing an increase of approximately 16% compared to expenses of $3,426,616 in 2002. Primary contributing factors to the increased expenses were salaries and support costs related to direct sales and other support personnel added during and subsequent to the third quarter of 2002, as well as other costs in connection with the increased sales levels in 2003.

         Research and Development Expenses

         Research and development expenses increased by approximately 26% to $702,020 during 2003 from $558,999 during 2002. Such expenses accounted for approximately 7% of total revenues during fiscal 2003 and fiscal 2002. The Company has focused its recent research and development efforts on new digital image capture products. The Company expects its research and development expenditures to increase as a result of the research and development conducted by MediVision on the Company's behalf. In addition, the Company anticipates an increase in reported expenses that were previously reimbursed to the Company, in connection with the "Computer Guided Laser Therapy" project, by the Israel-U.S. Binational Industrial Research and Development Foundation, that has since been completed.

         Interest and Other Expense, net

         Interest and other expense were $269,451 during 2003 compared to $360,953 during 2002. These amounts were comprised principally of interest expense associated with net borrowings from MediVision during fiscal 2003 and 2002, respectively and interest expense associated with financing arrangements provided to certain of the Company's customers in connection with sales of its products. Interest income in both periods was insignificant.

         Income Taxes

         At December 31, 2003 and 2002, management reviewed recent operating results and projected future operating results. At the end of each of these years, management determined that it was more likely than not that a portion of the deferred tax assets attributable to net operating losses would likely be realized. Due to the Company's limited history of profitable operations, management has recorded a valuation allowance of $3,497,000 and $5,053,000 at December 31, 2003 and 2002, respectively. The amount of the valuation allowance will be adjusted in the future when management determines that it is more likely than not the deferred assets will be realized.

         The Company has at December 31, 2003, a net operating loss carryover of approximately $5,410,500 for federal income tax purposes which expires between 2007 and 2020, and a net operating loss carryforward of approximately $2,088,800 for California state income tax purposes which expires through 2010. The State of California has suspended the application of net operating losses for the 2002 and 2003 fiscal years and extended the carry forward period two years. Federal tax credit carryforwards of approximately $174,900 will begin to expire in 2007. Due to changes in ownership which occurred in prior years, Section 382 of the Internal Revenue Code provides for significant limitations on the utilization of net operating loss carryforwards and tax credits. As a result of these limitations, a portion of these loss and credit carryovers will expire without being utilized.

         Net Income

         The Company reported net income of $1,438,194, or $0.13 per share basic and $0.12 per share diluted, during 2003, compared to a net income of $564,823, or $0.07 per share basic and diluted, during 2002. The per share figures are basic amounts in accordance with Financial Accounting Standards No. 128 (see
Note 1 of Notes to Financial Statements included in Item 7 of this Form 10-KSB).

         The results of operations for 2003 reflect the positive impact of the Company's ongoing attention and resources to core marketing, selling and corporate operations issues. Growing sales of the Company's digital angiography products reflect the market acceptance of these products and the ongoing product quality improvements made to meet customers' requirements.

         Export Sales

         Revenues from sales to customers located outside of the United States accounted for approximately 9% and 11% of the Company's net sales for 2003 and 2002, respectively. Sales to MediVision, included in these totals, accounted for approximately 56% or $482,000 and 55% or $514,000 for 2003 and 2002,
respectively.

         LIQUIDITY AND CAPITAL RESOURCES

         The Company's operating activities provided cash of $1,116,940 during 2004 as compared to generating cash of $258,304 during 2003. The cash provided by operations during 2004 was substantially due to the Company's increased profitability which amounts were partially offset by increased receivables and increased deferred tax asset.

         Net cash used in investing activities was $22,625 during 2004 versus $175,360 during 2003. The Company's primary investing activities consisted of minor capital asset acquisitions. The Company anticipates continued certain near-term capital expenditures in connection with increasing its pool of demonstration equipment, as well as its ongoing efforts to upgrade its existing management information and corporate communication systems. The Company anticipates that related expenditures, if any, will be financed from cash flow from operations, or other financing arrangements available to Company, if any.

         The Company used cash of $376,039 in financing activities during 2004 as compared to providing $805,856 during 2003. The cash used in financing activities during 2004 was principally from repayments of borrowings under existing arrangements with MediVision and advances to MediVision during fiscal 2004. These amounts were offset by the signing of the $1,000,000 convertible debt instrument with Laurus. The cash generated during 2003 was principally from the signing of the $1,200,000 convertible debt instrument offset by repayment of principal on notes payable under existing arrangements with MediVision. Principal payments on notes payable other than to MediVision in both years were minimal.

         In June 2003, MediVision exercised its option, as stipulated in the Amendment No.1, to convert $1,150,000 of principal and interest at a conversion price of $0.185 per share into 6,216,216 common shares of stock.

         On December 31, 2004, the Company's cash and cash equivalents were $1,990,310. Management anticipates that additional sources of capital beyond those currently available to it may be required to continue funding of research and development for new products and selling and marketing related expenses for existing products.

         The Company will continue to evaluate alternative sources of capital to meet its cash requirements, including other asset or debt financing, issuing equity securities and entering into other financing arrangements and is hopeful that it will be successful in this regard. There can be no assurance, however, that any of the contemplated financing arrangements described herein will be available and, if available, can be obtained on terms favorable to the Company.

         Trends

         The Company is unaware of any known trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's financial condition or results from operations.

         Inflation

         The Company believes that inflation has not had a material or significant impact on the Company's revenue or on its results from operations.

         Off Balance Sheet Arrangements

         None.

ITEM 7.  FINANCIAL STATEMENTS.

         The Company's financial statements for the year ended December 31, 2004 are attached hereto.

                           OPHTHALMIC IMAGING SYSTEMS

                              FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 2004 AND 2003 AND

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                       AND

                        REPORT OF INDEPENDENT REGISTERED

                             PUBLIC ACCOUNTING FIRM

                           OPHTHALMIC IMAGING SYSTEMS

                              FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 2004 AND 2003 AND

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                TABLE OF CONTENTS
                                -----------------

                                                                     PAGE
                                                                     ----

Report of Independent Registered Public Accounting Firm                1

Balance Sheet                                                        2-3

Statement of Income                                                    4

Statement of Stockholders' Equity                                      5

Statement of Cash Flows                                              6-7

Notes to Financial Statements                                       8-23

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Ophthalmic Imaging Systems

         We have audited the accompanying balance sheet of Ophthalmic Imaging Systems as of December 31, 2004 and 2003, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ophthalmic Imaging Systems as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                            /s/ Perry-Smith LLP


Sacramento, California
March 2, 2005

                           OPHTHALMIC IMAGING SYSTEMS

                                  BALANCE SHEET

                           DECEMBER 31, 2004 AND 2003

                                                      2004          2003
                                                  ----------    ----------

                            ASSETS

Current assets:

     Cash and cash equivalents                    $1,990,310    $1,272,034
     Accounts receivable, net of allowance for
         doubtful accounts of approximately
         $301,839 and $361,175                     1,855,009     1,536,610
     Inventories (Note 2)                            515,391       416,420
     Prepaid expenses and other current assets       189,393       214,653
     Deferred tax asset (Note 9)                   1,029,000       500,000
                                                  ----------    ----------

              Total current assets                 5,579,103     3,939,717
                                                  ----------    ----------

Restricted cash (Note 7)                             150,000       150,000
Furniture and equipment, at cost, net (Note 3)       150,487       150,912
Receivable from related party (Note 6)             1,055,512
Other assets                                         137,929        82,821
                                                  ----------    ----------

              Total assets                        $7,073,031    $4,323,450
                                                  ==========    ==========


                                   (Continued)

                           OPHTHALMIC IMAGING SYSTEMS

                                  BALANCE SHEET
                                   (Continued)

                           DECEMBER 31, 2004 AND 2003

                                                                        2004             2003
                                                                    ------------     ------------
                        LIABILITIES AND
                     STOCKHOLDERS' EQUITY

Current liabilities:

     Accounts payable                                               $    472,167     $    523,539
     Accrued liabilities (Note 4)                                      1,558,861        1,387,563
     Deferred extended warranty revenue (Note 4)                         793,972          557,143
     Customer deposits                                                   226,850          201,797
     Income taxes payable (Note 9)                                         9,224          102,650
     Notes payable - short term portion (Note 5)                         776,338          409,613
     Notes payable to related party (Note 6)                                              200,979
                                                                    ------------     ------------

              Total current liabilities                                3,837,412        3,383,284
                                                                    ------------     ------------

Line of credit (Note 7)                                                                   150,000
Notes payable, less current portion (Note 5)                             838,362          763,637
                                                                    ------------     ------------

              Total liabilities                                        4,675,774        4,296,921
                                                                    ------------     ------------

Commitments and contingencies (Note 10)

Stockholders' equity:

     Common stock, no par value, 35,000,000 shares authorized;
         15,033,585 and 14,403,929 shares issued and outstanding
          in 2004 and 2003, respectively                              14,502,320       13,836,188
     Accumulated deficit                                             (12,105,063)     (13,809,659)
                                                                    ------------     ------------

              Total stockholders' equity                               2,397,257           26,529
                                                                    ------------     ------------

              Total liabilities and stockholders' equity            $  7,073,031     $  4,323,450
                                                                    ============     ============

                     The accompanying notes are an integral
                       part of these financial statements.

                           OPHTHALMIC IMAGING SYSTEMS

                               STATEMENT OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                               2004              2003
                                                           ------------     ------------
Revenues:

     Net sales                                             $ 10,818,379     $  9,944,827

Cost of sales                                                 4,290,049        3,955,680

              Gross profit                                    6,528,330        5,989,147
                                                           ------------     ------------

Operating expenses:

     Sales and marketing                                      2,936,100        2,915,848
     General and administrative                               1,205,765        1,068,634
     Research and development (Note 6)                          987,769          702,020
                                                           ------------     ------------

              Total operating expenses                        5,129,634        4,686,502
                                                           ------------     ------------
              Income from operations                          1,398,696        1,302,645

Other income (expense):

     Interest expense                                          (210,106)        (295,353)
     Other income (expense)                                     (54,860)          20,722
     Interest income                                             12,866            5,180

              Total other income (expense)                     (252,100)        (269,451)
                                                           ------------     ------------

              Net income before provision for income
                  tax benefit                                 1,146,596        1,033,194
                                                           ------------     ------------

              Provision for income tax benefit (Note 9)         558,000          405,000
                                                           ------------     ------------

              Net income                                   $  1,704,596     $  1,438,194
                                                           ============     ============

Basic earnings per share                                   $       0.12     $       0.13
                                                           ============     ============

Shares used in the calculation of basic
     earnings per share                                      14,771,112       11,267,493
                                                           ============     ============

Diluted earnings per share                                 $       0.11     $       0.12
                                                           ============     ============

Shares used in the calculation of diluted
     earnings per share                                      15,772,214       11,887,205
                                                           ============     ============

                     The accompanying notes are an integral
                       part of these financial statements.

                           OPHTHALMIC IMAGING SYSTEMS

                        STATEMENT OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                        COMMON STOCK                                    TOTAL
                                             ---------------------------------     ACCUMULATED       STOCKHOLDERS'
                                                   SHARES           AMOUNT           DEFICIT            EQUITY
                                             ----------------  ---------------   ---------------  ----------------
Balance, January 1, 2003                            8,138,305  $    12,630,604   $   (15,247,853) $     (2,617,249)

Conversion of principal and interest
   to common stock (Note 6)                         6,216,216        1,150,000                           1,150,000

Conversion of principal and interest
   to common stock (Note 5)                            31,074           33,250                              33,250

Exercise of non-qualified stock
   options (Note 8)                                    18,334           22,334                              22,334

Net income                                                                             1,438,194         1,438,194
                                             ----------------  ---------------   ---------------  ----------------

Balance, December 31, 2003                         14,403,929       13,836,188       (13,809,659)           26,529

Conversion of principal and interest
   to common stock (Note 5)                           576,322          616,665                             616,665

Exercise of non-qualified stock
   options (Note 8)                                    53,334           49,467                              49,467

Net income                                                                             1,704,596         1,704,596
                                             ----------------  ---------------   ---------------  ----------------

Balance, December  31, 2004                        15,033,585  $    14,502,320   $   (12,105,063) $      2,397,257
                                             ================  ===============   ===============  ================

                     The accompanying notes are an integral
                       part of these financial statements.

                           OPHTHALMIC IMAGING SYSTEMS

                             STATEMENT OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                                 2004            2003
                                                             -----------     -----------
Cash flows from operating activities:
   Net income                                                $ 1,704,596     $ 1,438,194
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Depreciation and amortization                           116,186          53,000
         Non-cash payment of interest                             35,869           6,791
         Loss on disposition of equipment                          1,499
         Net changes in operating assets and liabilities:
           Accounts receivable                                  (318,399)       (633,932)
           Inventories                                           (98,971)         47,551
           Prepaid expenses and other current
              assets                                              25,260        (123,906)
           Deferred tax asset                                   (529,000)       (449,000)
           Net increase in other assets                         (108,482)       (109,495)
           Accounts payable                                      (51,372)        (67,435)
           Accrued liabilities                                   171,298         (83,514)
           Deferred extended warranty revenue                    236,829         289,255
           Customer deposits                                      25,053        (141,855)
           Income taxes payable                                  (93,426)         32,650
                                                             -----------     -----------

              Net cash provided by operating activities        1,116,940         258,304
                                                             -----------     -----------

Cash flows from investing activities:

   Acquisition of furniture and equipment                        (23,515)        (25,360)
   Proceeds from disposition of equipment                            890
   Increase in restricted cash                                                  (150,000)
                                                             -----------     -----------

              Net cash used in investing activities              (22,625)       (175,360)
                                                             -----------     -----------

Cash flows from financing activities:
   Repayment of notes payable to related
     parties, net                                               (200,979)       (562,311)
   Principal payments on notes payable                           (19,015)         (4,167)
   Advances to related parties                                (1,055,512)
   (Repayments of) proceeds from borrowings under
     line of credit, net                                        (150,000)        150,000
   Proceeds from notes payable, other                          1,000,000       1,200,000
   Proceeds from sale of stock                                    49,467          22,334
                                                             -----------     -----------

              Net cash (used in) provided by financing
                activities                                      (376,039)        805,856
                                                             -----------     -----------

Net increase in cash and cash equivalents                        718,276         888,800

Cash and cash equivalents, beginning of the year               1,272,034         383,234
                                                             -----------     -----------

Cash and cash equivalents, end of the year                   $ 1,990,310     $ 1,272,034
                                                             ===========     ===========

                                   (Continued)

                                       F-6


                           OPHTHALMIC IMAGING SYSTEMS

                             STATEMENT OF CASH FLOWS
                                   (Continued)

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                            2004            2003
                                                        -----------     -----------
Supplemental schedule of non cash financing activities:
   Conversion of related party notes payable to
     common stock                                                       $ 1,150,000
   Repayment of notes payable with common stock         $   580,796     $    26,458
   Payment of interest with common stock                $    35,869     $     6,792
   Addition to (reduction in) aggregate debt payable
     to significant shareholders in exchange for
     inventory and other noncash transactions, net      $    (4,150)    $     6,689
   Assets acquired with borrowed funds                  $    41,261

Supplemental schedule of cash flow information:

   Cash paid for taxes                                  $    70,345     $    10,500
   Cash paid for interest                               $    63,833     $     9,545


                     The accompanying notes are an integral
                       part of these financial statements.

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization and Business
         -------------------------

         Ophthalmic  Imaging  Systems  (the  "Company"),   was  incorporated  in
         California in July 1986. The Company is primarily engaged in the business of designing, developing, manufacturing, and marketing digital imaging systems, image enhancements and analysis software, and related products and services for use by practitioners in the ocular healthcare field.

         Use of Estimates
         ----------------

         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

         Cash and Cash Equivalents
         -------------------------

         For purposes of the statement of cash flows, the Company considers highly liquid investments with original maturities of three months or less as cash equivalents.

         At December 31, 2004, the Company had deposits with carrying amounts of $1,990,185 and bank balances of $2,254,617. Federally insured balances totaled $200,000 and uninsured balances totaled $2,054,617 at December 31, 2004.

         Concentrations of Credit Risk and Export Sales
         ----------------------------------------------

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the Company's policy of requiring deposits from customers, the number of customers and their geographic dispersion. The Company maintains reserves for potential credit losses and such losses have historically been within management's expectations. No single customer comprised 10% or more of net sales, during the years ended December 31, 2004 or 2003.

         Revenues from sales to customers located outside of the United States accounted for approximately 12% and 9% of net sales during the years ended December 31, 2004 and 2003, respectively.

         Inventories
         -----------

         Inventories,   which  consist  primarily  of  purchased  system  parts,
         subassemblies and assembled systems, are stated at the lower of cost (determined using the first-in, first-out method) or market.

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Furniture and Equipment
         -----------------------

         Furniture and equipment are stated at cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives generally range from three to seven years.

         Revenue Recognition and Warranties
         ----------------------------------

         The Company derives revenue primarily from the sale, installation and training services of its products. In accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied, and title and risk have been transferred to the customer. The Company generally recognizes revenue from installation and training services when such services are performed. The Company generally provides a one-year warranty covering materials and workmanship and accruals are provided for anticipated warranty expenses.

         Customers may purchase extended warranty coverage for additional one or two year periods. Revenues from the sale of these extended warranties are deferred and recognized in net sales on a straight-line basis over the term of the extended warranty contract.

         Shipping and Handling Costs
         ---------------------------

         Shipping and handling costs are included with cost of sales.

         Advertising Costs
         -----------------

         Advertising expenditures totaled approximately $82,413 and $50,864, for the years ended December 31, 2004 and 2003, respectively.

         Income Taxes
         ------------

         Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets relate primarily to estimated warranty claims, and deferred tax liabilities relate primarily to property and equipment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         General business credits are accounted for as a reduction of federal income taxes payable under the flow-through method.

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Fair Value of Financial Instruments
         -----------------------------------

         At December 31, 2004 and 2003, the Company's financial instruments included cash, cash equivalents, receivables, accounts payable, accrued liabilities and borrowings. With the exception of borrowings, the fair value of these financial instruments approximated their carrying value because of the short-term nature of these instruments. The fair value of the Company's borrowings approximated their carrying value based upon management's review of market prices for financial instruments with similar characteristics.

         Earnings Per Share
         ------------------

         Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method is applied to determine the dilutive effect of stock options in computing diluted EPS.

         Stock Based Compensation
         ------------------------

         The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its stock option plans (the intrinsic value method). Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant as determined by the Company's Board of Directors, no compensation expense is recognized. See Note 8 for additional disclosures regarding the Company's stock option plans.

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Stock Based Compensation (Continued)
         ------------------------------------

         Pro forma disclosures of stock-based employee compensation expense disclosures are as follows:

                                                   Year Ended December 31,
                                              ------------------------------
                                                   2004              2003
                                              --------------     -----------

Net income as reported                        $    1,704,596      $ 1,438,194
Deduct: total stock-based employee
     compensation expense determined
     under fair value based method for
     all awards, net of related tax effect            (8,666)        (40,445)
                                              --------------     -----------

Pro forma net income                          $    1,695,930     $ 1,397,749
                                              ==============     ===========

Basic earnings per share - as reported             $    0.12     $      0.13
                                              ==============     ===========

Basic earnings per share - pro forma               $    0.11     $      0.12
                                              ==============     ===========

Diluted earnings per share - as reported           $    0.11     $      0.12
                                              ==============     ===========

Diluted earnings per share - pro forma             $    0.11     $      0.12
                                              ==============     ===========

         Impact of New Financial Accounting Standards
         --------------------------------------------

         Stock-Based Compensation

         In December 2004 the FASB issued Statement Number 123 (revised 2004) (FAS 23 (R)), Share-Based Payments. FAS 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. The Company is required to apply FAS 23 (R) on a modified prospective
         method.   Under  this  method,   the  Company  is  required  to  record
         compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, the Company may elect to adopt FAS 123 (R) by restating previously issued financial statements, basing the expense on that previously reported in their pro forma disclosures required by FAS 123. For companies filing under Regulation S-B, FAS 123
         (R) is effective the beginning of the first interim or annual reporting period that begins after December 15, 2005, which for the Company will be the first quarter of the year ending December 31, 2006. The Company anticipates adopting SFAS No 123 (R) beginning in the quarter ending March 31, 2006. Management has not completed its evaluation of the effect that FAS 123 (R) will have, but believes that the effect will be consistent with its previous pro forma disclosures.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Inventory Costs
         ---------------

         In November 2004, the FASB issued SFAS No. 151,  Inventory  Costs (SFAS
         151). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be recognized as current-period charges. Further, SFAS 151 requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. SFAS 151 is effective for inventory costs incurred beginning in 2006. The Company is currently evaluating the effect of SFAS 151 on the financial statements and related disclosures.

         Reclassifications
         -----------------

         Certain accounts have been reclassified to conform to the current year's presentation.

2.       INVENTORIES

         Inventories consist of the following as of December 31, 2004 and 2003:


                                                                                   2004                2003
                                                                            ------------------  ------------------
         Raw materials                                                      $          315,367  $          230,880
         Work-in-process                                                               119,634              59,145
         Finished goods                                                                 80,390             126,395
                                                                            ------------------  ------------------

                                                                            $          515,391  $          416,420
                                                                            ==================  ==================

3.       FURNITURE AND EQUIPMENT

         Furniture and equipment consist of the following as of December 31, 2004 and 2003:

                                                                                   2004                2003
                                                                            ------------------  ------------------

         Research and manufacturing equipment                               $          148,941  $          679,506
         Office furniture and equipment                                                235,603             657,847
         Demonstration equipment                                                        19,368             197,104
                                                                            ------------------  ------------------

                                                                                       403,912           1,534,457
         Less accumulated depreciation

              and amortization                                                        (253,425)         (1,383,545)
                                                                            ------------------  ------------------

                                                                            $          150,487  $          150,912
                                                                            ==================  ==================

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

4.       ACCRUED LIABILITIES AND PRODUCT WARRANTY

         Accrued liabilities consist of the following as of December 31, 2004 and 2003:


                                                                                   2004                2003
                                                                            ------------------  ------------------
         Accrued compensation                                               $          565,176  $          555,817
         Accrued warranty expenses                                                     505,851             438,450
         Other accrued liabilities                                                     487,834             393,296
                                                                            ------------------  ------------------

                                                                            $        1,558,861  $        1,387,563
                                                                            ==================  ==================

         Product Warranty and Deferred Warranty Revenue
         ----------------------------------------------

         The Company generally offers a one year warranty to its customers.  The
         Company's warranty requires it to repair or replace defective products during the warranty period. At the time product revenue is recognized, the Company records a liability for estimated costs that may be incurred under its warranties. The costs are estimated based on historical experience and any specific warranty issues that have been identified. (Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts.) The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the balance as necessary.

         Product warranty reserve changes consist of the following as of December 31, 2004 and 2003:

                                                                                   2004                2003
                                                                            ------------------  ------------------

         Warranty balance at beginning of the year                          $          438,450  $          370,680
         Net provisions                                                                236,901             272,770
         Warranty costs incurred                                                      (169,500)           (205,000)
                                                                            ------------------  -------------------

                                                                            $          505,851  $          438,450
                                                                            ==================  ==================

         In addition to the Company's one-year warranty, the Company offers an extended warranty for an additional charge to the customer. The Company records the sale of the extended warranty as deferred revenue and amortizes the revenue over the term of the agreement, generally one to two years. At December 31, 2004 and 2003, deferred extended warranty revenue was $793,972 and $557,143, respectively.

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

5.       NOTES PAYABLE

         Notes payable consist of the following at December 31, 2004 and 2003:


                                                                                   2004                2003
                                                                            ------------------  ------------------
         Laurus Master Fund Ltd. #1                                         $          579,662  $        1,173,250
         Laurus Master Fund Ltd. #2                                                  1,000,000
         Other                                                                          35,038
                                                                            ------------------  ------------------

                                                                                     1,614,700           1,173,250

         Less:  current portion                                                        776,338             409,613
                                                                            ------------------  ------------------

         Long-term portion                                                  $          838,362  $          763,637
                                                                            ==================  ==================

         Maturities of notes payable are as follows:

                          Year Ending
                          December 31,
                          ------------

                             2005                          $          776,338
                             2006                                     701,252
                             2007                                     132,416
                             2008                                       4,694
                                                           ------------------

                                                           $        1,614,700

         Laurus Master Fund Ltd. #1
         --------------------------

         On September 25, 2003, the Company entered into a convertible term note and securities purchase agreement with Laurus Master Fund, Ltd. #1 ("Laurus 1"). Pursuant to the agreements, the Company sold to Laurus 1, a secured convertible term note in the principal amount of $1,200,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due September 25, 2006, convertible into shares of its common stock at a conversion price of $1.07 per share. Under certain circumstances, both the Company and Laurus 1 may exercise their right to convert all or a portion of the outstanding principal and interest into shares of common stock. Loan costs of $118,718 have been capitalized and are being amortized over the three-year life of the note. The Company granted to Laurus 1 a subordinated second priority security interest in its assets to secure the obligations under the note. Additionally, the Company issued a warrant to Laurus 1 to purchase 375,000 shares of its common stock at exercise prices ranging between $1.23 and $1.61 per share (Note 8).

         In 2003, the Company opted to pay $26,458 of principal and $6,792 of interest in 31,074 shares of common stock. In 2004, the Company opted to pay $580,796 of principal and $35,869 of interest in 576,322 shares of common stock.

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

5.       NOTES PAYABLE (Continued)

         Laurus Master Fund Ltd. #2
         --------------------------

         On April 27, 2004, the Company entered into a convertible term note and securities purchase agreement with Laurus Master Fund, Ltd. #2 ("Laurus 2"). Pursuant to these agreements, the Company sold to Laurus 2, a secured convertible term note in the principal amount of $1,000,000 bearing interest at the rate of six and one-half percent (6.5%) per annum, due April 27, 2007, convertible into shares of its common stock at a conversion price of $1.22 per share. Under certain circumstances, both the Company and Laurus 2 may exercise their right to convert all or a portion of the outstanding principal and interest into shares of common stock. Loan costs of $70,980 have been capitalized and are being amortized over the three-year life of the note. The Company granted to Laurus 2 a subordinated second priority security interest in its assets to secure the obligations under the note. Additionally, the Company issued a warrant to Laurus 2 to purchase 313,000 shares of its common stock at exercise prices ranging between $1.40 and $1.83 per share (Note 8).

6.       RELATED PARTY TRANSACTIONS

         MediVision
         ----------

         During the period of August 2000 through July 1, 2001, the Company executed several promissory notes in favor of MediVision Medical Imaging LTD. ("MediVision"), an Israeli corporation and majority shareholder in the Company. The "Short-Term Note" had a maximum principal balance of $260,000 available, while the "Working Capital Funding Agreement and Amendment No.1" to this agreement provided additional funding of $2,500,000. Both the Note and the Amendment bear interest at the rate of 9.3% per annum and are secured by all of the Company's assets. The principal amount outstanding, together with any and all accrued interest on the Working Capital Note and Amendment, was payable by August 31, 2003, except that MediVision may, at its option, at any time convert any amount of principal and interest then outstanding into shares of the Company's common stock at a conversion price of $.80 per share on the Working Capital Note and $0.185 per share on the Amendment No.1 to the Working Capital Note.

         In May 2003, the Company and MediVision entered in Amendment No. 2 to the Working Capital Funding Agreement and the Short Term Note whereby the repayment terms on the debt were extended on all principal and interest due until January 1, 2005. As of December 31, 2004, the Company has paid the debt owing MediVision by way of cash payments and noncash intercompany revenue and expense transactions.

         In June 2003,  MediVision  exercised  its option,  as stipulated in the
         Working Capital Funding Agreement, Amendment No. 1, to convert $1,150,000 of principal and interest at a conversion price of $0.185 per share into 6,216,216 common shares of stock. As a result of the foregoing transactions, MediVision currently owns approximately 74% of the Company's outstanding common stock.

         ----------

         In August 2002, the Company's Board of Directors, at MediVision's request, authorized the Company to guarantee and/or provide security interests in its assets for certain of MediVision's loans with financial institutions, on the maximum aggregate amount of approximately $1,900,000. In August 2002, MediVision subordinated to the financial institutions its security position in the Company's assets, which had been granted in consideration of loans to the Company from MediVision. In December 2002, the Company's Board of Directors approved that the Company guaranteed certain obligations of MediVision by issuing a security interest in the Company's assets (Note 10). The amount guaranteed by the Company, as of December 31, 2004 was approximately $447,000.

         In March 2004, the Company's Board of Directors approved a line of credit to MediVision of $1,000,000 at 9.3% interest for two years. In January 2005, the Company's Board of Directors approved an additional loan advance of $150,000 for a 30 day term. In March 2005, these agreements were incorporated into a Loan and Security Agreement and Promissory Note entered into between the parties (see Note 11).

         At December 31, 2004, the Company had recorded approximately $1,056,000 of receivable due from MediVision as compared to $200,979 in aggregate debt and accrued interest owed to MediVision as of December 31, 2003. The changes are the result of cash payments and the net effect of other intercompany revenue and expense transactions.

         Sales to MediVision during the fiscal years ended December 31, 2004 and 2003 totaled approximately $744,000 and $482,000, respectively. Sales derived from product shipments to MediVision are made at transfer pricing which is based on similar volume discounts that would be available to other resellers or distributors of the Company's products.

         During the year ended December 31, 2004 and 2003, the Company paid $687,100 and $263,200 to MediVision for research and development performed on behalf of the Company.

         MediStrategy Ltd.
         -----------------

         The Company has a service agreement with MediStrategy Ltd. ("MS"), an Israeli company owned by Noam Allon, a Director of the Company, serving on the Board until December 2004. Under the terms of the agreement, MS provides services to the Company primarily in the business development field in ophthalmology, including business cooperation, mergers and acquisitions, identifying and analyzing new lines of business and defining new product lines or business opportunities to be developed. All services provided by MS are performed solely by Noam Allon.

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

6.       RELATED PARTY TRANSACTIONS (Continued)

         In consideration for the services  provided,  the Company agreed to pay
         MS a monthly sum of $3,300. In addition, MS is to be paid a yearly performance bonus of up to $20,000 upon achievement of goals under the terms of the agreement determined by MS, Noam Allon and the Company's Chairman of the Board. During the year ended December 31, 2004, MS earned fees in the amount of $39,600 and a bonus subject to approval, which has not yet been finalized. $19,800 of the fees has been paid with the balance being accrued as of December 31, 2004. During the year ended December 31, 2003, MS earned fees of $39,600 and a bonus of $10,000, all of which were accrued at December 31, 2003 and paid in 2004.

7.       LINE OF CREDIT

         In May 2003, the Company entered into a $150,000 line of credit agreement with its bank. The line is secured by a pledged investment with the bank equal to the amount of the line of credit. Advances on the line bear interest at prime (5.25% at December 31, 2004 and 4% at December 31, 2003) with interest due monthly. The line matures on September 10, 2008.

8.       STOCKHOLDERS' EQUITY

         Stock Option Plans
         ------------------

         The Company applies APB 25 and related Interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

         The Company has five stock-based compensation plans and Individual Stock Option Agreements. Options granted under these plans generally have a term of ten years from the date of grant unless otherwise specified in the option agreement. The plans generally expire ten years from the inception of the plans. Options granted under these agreements have a vesting period of three to four years. Incentive stock options under these plans are granted at fair market value on the date of grant and non-qualified stock options granted can not be less than 85% of the fair market value on the date of grant. A summary of the Company's plans as of December 31, 2004 is presented below:

                                         Options                                         Range of       Available
                                       Authorized          Plan           Options        Exercise      for Future
                    Plan Name           Per Plan        Expiration      Outstanding       Prices         Grants
-------------------------------------  -----------  ------------------  -------------   ----------       -------
         1992 Option Plan                  150,000     December 2002         36,500    $0.48 - $4.25
         1995 Nonstatutory Plan          1,035,000     November 2005         75,000    $0.48 - $0.50       920,000
         1997 Nonstatutory Plan          1,000,000     October 2002          60,000    $0.63 - $1.38
         Individual Stock Option
           Agreements                      126,360     November 1998        105,300        $0.63
         2000 Option Plan                1,500,000    September 2010      1,383,333        $0.41            89,999
         2003 Option Plan                  750,000     October 2013         659,000        $0.68            91,000
                                                                        -----------                    -----------

                                                                          2,319,133                      1,100,999
                                                                        ===========                    ===========

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

8.       STOCKHOLDERS' EQUITY (Continued)

         Stock Option Plans (Continued)
         -----------------

         A summary of the status of the Company's stock option plans and changes during the periods is presented below:

                                                                                                      Weighted
                                                                                                       Average
                                                                                                      Exercise
                                                                                   Options              Price
                                                                             ------------------   ------------------

         Balance, January 1, 2003                                                     1,715,952      $   0.46
                                                                             ------------------

              Options granted                                                           650,000      $   0.41
              Options canceled                                                         (576,666)     $   0.41
              Options exercised                                                         (18,334)     $   0.47
                                                                             ------------------

         Balance December 31, 2003                                                    1,770,952      $   0.46
                                                                             ------------------

              Options granted                                                           684,000      $   0.67
              Options canceled                                                          (26,666)     $   0.41
              Options lapsed                                                            (55,819)     $   0.94
              Options exercised                                                         (53,334)     $   0.48
                                                                             ------------------

         Balance December 31, 2004                                                    2,319,133      $   0.51
                                                                             ==================

         The weighted average fair value of options granted during the years ended December 31, 2004 and 2003 were $.67 and $.41, respectively.

         The following table summarizes information about the stock options outstanding at December 31, 2004:

                                                    Options Outstanding                   Options Exercisable
                                       --------------------------------------------  -----------------------------
                                                         Weighted
                                                          Average       Weighted-                      Weighted-
                                                         Remaining       Average                        Average
                  Range of                              Contractual      Exercise                       Exercise
               Exercise Prices            Number           Life           Price          Number          Price
------------------------------------   -------------  -------------   -------------  -------------  --------------
         $    .31   -   $  1.37            2,292,633      8.3 years   $        0.50      1,525,300  $         0.43
         $   1.38   -   $  3.00               25,000      1.8 years   $        1.38         25,000  $         1.38
         $   3.01   -   $  4.50                1,500      1.7 years   $        4.25          1,500  $         4.25
                                       -------------                                 -------------

                                           2,319,133                                     1,551,800
                                       =============                                 =============

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

8.       STOCKHOLDERS' EQUITY (Continued)

         Stock Option Plans (Continued)
         ------------------

         Pro forma information regarding net income and net income per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to August 31, 1995 under the fair value method of that Statement. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2004 and 2003, respectively; dividend yield of zero; volatility factors of the expected market price of the Company's common stock ranged from 91% to 95% for the years ended December 31, 2004 and 2003, risk-free interest rate of 4.04% and 3.98%; respectively, and a weighted-average expected life of 10 years.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                                                                   2004                2003
                                                                            ------------------  ------------------
         Pro forma net income                                               $        1,695,930  $        1,397,749
                                                                            ==================  ==================

         Pro forma basic and diluted net income per share                   $             0.11  $             0.12
                                                                            ==================  ==================

         Warrants
         --------

         The Company issued a warrant in September 2003 pursuant to the issuance of a note payable (Note 5). The warrant permits the holder to purchase up to 375,000 shares of common stock at a price of $1.23 per share for the first 100,000 shares; $1.39 per share for the next 125,000 shares and $1.61 per share for the remaining 150,000 shares. The warrant is exercisable through September 26, 2010.

         The Company issued a warrant in April 2004 pursuant to the issuance of a note payable (Note 5). The warrant permits the holder to purchase up to 313,000 shares of common stock at a price of $1.40 per share for the first 83,000 shares; $1.59 per share for the next 105,000 shares and $1.83 per share for the remaining 125,000 shares. The warrant is exercisable through April 27, 2009.

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

9.       INCOME TAXES

         The income tax (benefit) expense for the years ended December 31, 2004 and 2003 consisted of the following:

                                                              Federal                State                 Total
                                                        ------------------    ------------------    ------------------
         2004
         ----

         Current                                        $          (22,000)   $          (7,000)     $         (29,000)
         Deferred                                                  376,000               88,000                464,000
         Change in valuation allowance                            (890,000)            (103,000)              (993,000)
                                                        ------------------    ------------------    ------------------

                      Total income tax (benefit)        $         (536,000)   $         (22,000)     $        (558,000)
                                                        ==================    ==================    ==================
         2003
         ----

         Current                                        $           22,000    $          22,000      $          44,000
         Deferred                                                 (109,000)             (21,000)              (130,000)
         Change in valuation allowance                            (219,000)            (100,000)              (319,000)
                                                        ------------------    ------------------    ------------------

                      Total income tax (benefit)        $         (306,000)   $         (99,000)     $        (405,000)
                                                        ==================    ==================    ==================

         The Company's effective tax rate for the years ended December 31, 2004 and 2003 was (49)% and (39)%. The reconciliation of the statutory rate to the effective rate is as follows:

                                                                                   2004                2003
                                                                            ------------------  ------------------
         Statutory rate                                                                 34%                 34%

         State income taxes, net of Federal benefit                                      6                   6
         Other                                                                         (11)                (29)
                                                                                       (19)                (32)
         Change in valuation allowance                                                 (46)                (31)
                                                                            ----------------    ----------------

                  Total                                                                (49)%               (39)%
                                                                            ================    ================

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

9.       INCOME TAXES (Continued)

         The significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                         December 31,
                                                                            --------------------------------------
                                                                                   2004                2003
                                                                            ------------------  ------------------
         Deferred tax assets:
              Net operating loss carryforwards                              $        1,481,000  $        1,850,000
              Inventory reserves                                                       962,000           1,119,000
              Payroll related accruals                                                 143,000             171,000
              Warranty accrual                                                         217,000             188,000
              Sales and accounts receivable reserves                                   165,000             186,000
              Uniform capitalization                                                    70,000              77,000
              Deferred revenue                                                         340,000             239,000
              R&D credit carryover                                                     175,000             175,000
                                                                            ------------------  ------------------

                      Total deferred tax assets                                      3,553,000           4,005,000

         Valuation allowance                                                        (2,504,000)         (3,497,000)
                                                                            ------------------  ------------------

                      Net deferred tax assets                                        1,049,000             508,000

         Deferred tax liabilities:

              Depreciation                                                            (20,000)              (8,000)
                                                                            ------------------  ------------------

                      Net deferred tax assets                               $        1,029,000  $          500,000
                                                                            ==================  ==================

         At December 31, 2004 and 2003, management reviewed recent operating results and projected future operating results. At the end of each of these years, management determined that it was more likely than not that a portion of the deferred tax assets attributable to net operating losses would likely be realized. Due to the Company's limited history of profitable operations, management has recorded a valuation allowance of $2,504,000 and $3,497,000 at December 31, 2004 and 2003,
         respectively. The amount of the valuation allowance will be adjusted in the future when management determines that it is more likely than not the deferred assets will be realized.

         The Company has at December 31, 2004, a net operating loss carryover of approximately $4,531,200 for Federal income tax purposes which expires between 2007 and 2020, and a net operating loss carryforward of approximately $1,305,700 for California state income tax purposes which expires through 2010. The State of California has suspended the application of net operating losses for the 2002 and 2003 fiscal years and extended the carry forward period two years. Federal tax credit carryforwards of approximately $174,900 will begin to expire in 2007. Due to changes in ownership which occurred in prior years, Section 382 of the Internal Revenue Code provides for significant limitations on the utilization of net operating loss carryforwards and tax credits. As a result of these limitations, a portion of these loss and credit carryovers may expire without being utilized.

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

10.      COMMITMENTS AND CONTINGENCIES

         Security Interest
         -----------------

         In December 2002, the Company granted a security interest in substantially all assets of the Company to the United Mizrahi Bank Ltd. and Bank Leumi (the "banks"), as security for amounts borrowed by MediVision from the banks and advanced to the Company under the note agreements (Note 6).

         Equity Line of Credit
         ---------------------

         On December 28, 2004, the Company entered into an investment agreement with Dutchess Private Equities Fund II, LP (Dutchess) providing for an equity line of credit. Pursuant to the investment agreement, Dutchess has agreed to provide the Company with up to $9,000,000 of funding during the thirty month period beginning on the date that a registration statement the Company agreed to file providing for the resale of the shares of common stock issuable under the investment agreement is declared effective by the Securities and Exchange Commission. During this thirty month period, the Company may request a drawdown under the investment agreement by selling shares of its common stock to Dutchess, and Dutchess will be obligated to purchase the shares. The Company is under no obligation to request any drawdowns under the investment agreement.

         The amount that the Company can request in any drawdown notice is, at the Company's election, the greater of (A) up to 200% of the average daily volume of the Company's common stock for the ten trading days prior to the date of the drawdown notice multiplied by the average of the three daily closing bid prices for the common stock immediately preceding the date of the drawdown notice or (B) $100,000; provided that the Company may not request more than $1,000,000 in any single drawdown.

         Operating Leases
         ----------------

         The Company leases its corporate headquarters and manufacturing facility under a noncancellable operating lease that expires in June 2007. The lease agreement provides for minimum lease payments of approximately $105,864 for the years ended December 31, 2005 and 2006, respectively and $53,532 for the year ended December 31, 2007. The Company also leases a sales office under a month-to-month lease requiring a minimum lease payment of approximately $300 per month.

         Rental expense charged to operations for all operating leases was approximately $96,000 and $104,000, respectively during the years ended December 31, 2004 and 2003.

                           OPHTHALMIC IMAGING SYSTEMS

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

11.      SUBSEQUENT EVENT

         On March 2, 2005, the Company and MediVision entered into a Loan and Security Agreement evidenced by and payable in accordance with the note executed by MediVision whereby the Company agreed to loan MediVision up to two million dollars ($2,000,000). Under the terms of the agreement, interest accrues at 7.25% per annum and is payable on February 28, 2006 along with all outstanding principal due at that date. The note is secured by 2,409,000 shares of the Company's stock owned by MediVision. In the event that MediVision were to sell any stock it owns in the Company during the period of the agreement, a minimum of 50% of the proceeds from such sales would be required to pay down the amount owed to the Company.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None of the principal accountant's reports on the financial statements for either of the past two years contains an adverse opinion or disclaimer of opinion, and none was modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Perry-Smith LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 8A. CONTROLS AND PROCEDURES

         As of the end of the period covered by this Report, management of the Company, with the participation of the Company's Chief Executive Officer
(principal executive officer) and the Company's Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Company's "disclosure controls and procedures," as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on that evaluation, these officers concluded that, as of December 31, 2004, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's periodic filings under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including those officers, to allow timely decisions regarding required disclosure.

         During the quarter ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 8B. OTHER INFORMATION

         None.

                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

         (a)      Directors and Executive Officers

         The following is a list of the names and ages of the Company's directors and executive officers:

Name                    Age               Position
--------------------------------------------------------------------------------

Gil Allon               43           Chief Executive Officer and Director
Ariel Shenhar           39           Chief Financial Officer, Vice President,
                                     Secretary, and Director
Yigal Berman            56           Director, Chairman of the Board
Alon Harris, Ph.D.      45           Director
Michael Benoff          50           Director

         Gil Allon has served as a member of the Company's Board of Directors since August 2000 and has served as the Company's Chief Executive Officer since January 2002. Mr. Allon has acted in the capacity of the Company's Chief Executive Officer since August 2000. Mr. Allon is also a member of the Compensation, Option and Nomination Committees of the Company's Board of
Directors. Mr. Allon has also served as the Vice President, Chief Operating Officer and a member of the Board of Directors of MediVision since MediVision's inception in June 1993 until December 2004. Mr. Allon received his B.A. and M.Sc. in Computer Science, both with distinction, from the Technion Israel Institute of Technology in Haifa, Israel in May 1987 and December 1989, respectively, and his M.B.A. with distinction in Business Management from the University of Haifa in September 1999.

         Ariel Shenhar has served as a member of the Company's Board of Directors since August 2000, has served as the Company's Vice President and Chief Financial Officer since July 2002 and has served as the Company's Secretary since August 2002. Mr. Shenhar has also served as a member of the Board of Directors of MediVision from August 1994 until December 2004 and as its Vice President and Chief Financial Officer since January 1997. Mr. Shenhar served as a member of the Board of Directors of Fidelity Gold Real Estate Markets Ltd., an Israeli public company engaged in real estate, from 1994 to 1998, as an accountant at Nissan Caspi & Co. Certified Public Accountants in Jerusalem, Israel in 1996, and at Witkowski &Co. Certified Public Accountants in Tel Aviv, Israel from 1994 to 1995. Mr. Shenhar received his B.A. in Economics and Accounting in June 1992 and his M.B.A. in Finance, with distinction, in June 1999 both from the Hebrew University in Jerusalem, Israel, and has been a Certified Public Accountant since January 1997.

         Yigal Berman has served as a member of the Company's Board of Directors since December 2004. Mr. Berman was appointed as Chairman of the Board of Directors in January 2005 as well as Chairman of each of the Audit, Compensation, Option and Nomination Committees of the Company's Board of Directors. Yigal Berman has also served as a member of the Board of Directors of MediVision from July 1996 until December 2004. In addition, since 1991, Mr. Berman has served as Vice President of Finance and Secretary of Intergamma Investment Ltd. Since 1989, Mr. Berman has served as a member of the Board of Directors of Delta Trading, the majority shareholder of MediVision. Mr. Berman received his B.A. in Economics and his M.B.A. in Business Management from the Tel Aviv University in Israel in April 1974 and December 1976 respectively.

         Alon Harris has served as a member of the Company's Board of Directors since November 2001. Professor Harris also served as a member of the Audit Committee of the Company's Board of Directors until December 2004. Professor Harris has been Director of the Glaucoma Research and Diagnostic Laboratories (the "Laboratory") in the Department of Ophthalmology at the Indiana University School of Medicine ("Indiana") since 1993. The Laboratory, founded by Professor Harris, specializes in investigation of ocular blood flow and its relationship to eye diseases such as glaucoma, age-related macular degeneration and diabetic retinopathy. He has been the Letzter Chair of Ophthalmology at Indiana since 2000 and has been a Professor of Ophthalmology and Physiology and Biophysics at Indiana since 1999. Professor Harris is the 1995 recipient of the Research to Prevent Blindness International Scholar Award and holds the Letzter Endowed Chair of Ophthalmology.

         Michael Benoff has served as a member of the Company's Board of Directors since June 2004. Mr. Benoff was also appointed to the Audit, Compensation and Option Committees of the Company's Board of Directors during 2004. Mr. Benoff has been a private investor since 1999. From 1987 until 1999, he served in several senior financial management positions, most recently as Executive Vice President and Chief Financial Officer of the Money Store Inc. Prior to this he held the position of Vice President of Investment Banking at Matthew & Wright, Inc. Mr. Benoff graduated from Princeton University, magna cum laude, with a Bachelor of Arts in politics. He was also a member of the Phi Beta Kappa Society.

         (b)      Audit Committee Financial Expert

         The Company's Board of Directors has determined that Yigal Berman, the Chairman of the Audit Committee, qualifies as an independent financial expert serving on its audit committee. This qualification is based upon his experience, more fully described above in his biography.

         (c)      Section 16 (a) Compliance

         Section 16 (a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and holders of more than 10% of the Company's common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.

         The Company believes that during the year ended December 31, 2004, its acting officers, directors and holders of more than 10% of its outstanding common stock complied with all Section 16(a) filing requirements, except that Noam Allon, Gil Allon, Ariel Shenhar, Jonathan Adereth, Michael Benoff and Alon Harris were late in filing reports concerning the grant to them of options to purchase 40,000, 90,000, 75,000, 40,000, 40,000 and 20,000 shares of the
Company's common stock, respectively, and Yigal Berman was late in filing reports concerning his initial statement of beneficial ownership of securities in the Company.

         (d)      Code of Ethics

         (i) The Company has adopted a Code of Ethics that applies to its principal executive officer and principal financial officer. The Company's Code of Ethics is attached to this Form 10-KSB as Exhibit 14. The Company will provide to any person upon request, without charge, a copy of the Code of Ethics. Such request is to be submitted in writing to the Company at: Ophthalmic Imaging Systems, Attention: Ariel Shenhar, 221 Lathrop Way, Suite I, Sacramento, Ca. 95815

ITEM 10. EXECUTIVE COMPENSATION

         (a)      Summary Executive Compensation Table

                           SUMMARY COMPENSATION TABLE

                NAME AND
                PRINCIPAL                  FISCAL                                     OTHER ANNUAL
                POSITION                    YEAR      SALARY ($)        BONUS ($)     COMPENSATION ($)
                --------                    ----      ----------        ---------     ----------------
  Gil Allon                                 2004      $137,754        $ 70,000(1)     $ 42,969(2)
     Chief Executive Officer                2003       132,000          53,755(3)       34,860(4)
                                            2002       122,769          39,892(5)       36,126(6)

  Ariel Shenhar                             2004      $120,000         $34,325(7)     $ 42,504(8)
      Vice-President, Chief Financial       2003       115,500          38,000           8,737(9)
      Officer                               2002        48,231(10)      38,000(11)       5,528(12)

(1) Represents bonus accrued in the financial statements as of December 31, 2004 and to be paid in 2005.
(2) Represents $24,000 in housing expenses, $10,000 in tuition expenses for children and approximately $8,969 in automobile expenses for Mr. Allon paid by the Company
(3) $44,921 of the bonus was paid by the Company to Mr. Allon in 2003. The balance of $8,834 was accrued in the financial statements and paid in 2004
(4) Represents $26,123 in housing expenses paid by MediVision and charged to the Company and approximately $8,737 in automobile expenses for Mr. Allon paid by the Company.
(5) $10,000 of this amount was paid by the Company to Mr. Allon in 2002 and the balance was paid in 2003.
(6) Represents $25,800 in housing expenses paid by MediVision and charged to the Company and approximately $10,326 in automobile expenses for Mr. Allon paid by the Company.
(7) Represents bonus accrued in the financial statements as of December 31, 2004, and to be paid in 2005, of which $14,325 of the amount to be paid by the Company was charged to MediVision.
(8) Represents $24,000 in housing expenses, $10,000 in tuition expenses for children and approximately $8,504 in automobile expenses for Mr. Shenhar paid by the Company
(9) Represents approximately $8,737 in automobile expenses for Mr. Shenhar paid by the Company. (10) Represents salary from July 22, 2002 through December 31, 2002 (11) Represents bonus accrued in the financial statements and paid in 2003. (12) Represents approximately $5,528 in automobile expenses for Mr. Shenhar paid by the Company.

         (b)      Summary Option Grants

         During the year ended december 31, 2004, the following options were granted to named executive officers:

         OPTION/SAR GRANTS IN THE LAST FISCAL YEAR


                                                    % of total
                                  Number of          Options/
                                 Securities        SARs Granted
                                 Underlying        to Employees
                                Options/SARs         in Fiscal       Exercise or Base
             Name                 Granted (#)          Year           Price ($/Share)      Expiration Date
------------------------------------------------------------------------------------------------------------
Gil Allon                           90,000               13%               $0.68           October 24, 2014
   Chief Executive Officer

Ariel Shenhar

   Vice President, Chief            75,000               11%               $0.68           October 24, 2014
   Financial Officer

         (c)      Aggregated Option Exercises and Fiscal Year End Values

         OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE


                                                               Number of Securities
                                                                    Underlying        Value of Unexercised
                                                                   Unexercised            In-the-Money
                                                                 Options/SARs at         Options/SARs at
                                    Shares         Value            FY-End (#)             FY-End ($)
                                 Acquired on     Realized          Exercisable/           Exercisable/
             Name                Exercise (#)       ($)           Unexercisable           Unexercisable
-------------------------------- ------------- -------------- ----------------------- ----------------------

Gil Allon                             --            --        323,334/126,666(1)(2)      $224,393/63,156
   Chief Executive Officer

Ariel Shenhar
   Vice President, Chief              --            --        183,333/91,667(3)          $127,233/42,992
   Financial Officer

All options had a market value of $1.10 per share at December 31, 2004.

(1) The exercise price on all shares exercisable was $0.406 per share. The exercise price on 36,666 and 90,000 unexercisable shares was $.406 and $0.681, respectively.
(2) Includes 26,667 shares exercisable and 13,333 shares unexercisable by indirect ownership through spouse.
(3) The exercise price on all shares exercisable was $0.406 per share. The exercise price on 16,667 and 75,000 unexercisable shares was $.406 and $0.681, respectively.

         (d)      Compensation of Directors

         The Company has entered into an employment agreement with Mr. Allon, dated December 1, 2001, for his services as Chief Executive Officer, for a term of approximately one year, which agreement may be renewed for successive one year intervals upon mutual agreement of the parties. Under the terms of the agreement, revised in May 2004, Mr. Allon is to receive an annual salary of $140,000 effective April 1, 2004 and a bonus to be determined annually by the Board of Directors based on the Company meeting certain performance goals. During 2004, the Board approved a housing subsidy payment of $2,000 per month and payments of $10,000 per year for tuition expenses for his children. Mr. Allon will also be eligible to participate in the Company's health and welfare insurance plans and is provided an automobile for business use. The agreement between the parties was renewed on December 15, 2002, but was revised to provide for an indefinite term. The agreement also stipulates that either party may terminate the agreement with six months advance notice.

         The Company also entered into an employment agreement with Mr. Shenhar for his services as Chief Financial Officer, for a term of approximately one year, commencing on July 22, 2002, and expiring on June 30, 2003. Under the terms of the agreement, revised in December 2003 to provide for an indefinite term, Mr. Shenhar's salary was increased from $114,000 to $120,000 annually effective October 1, 2003, and he is to receive a bonus to be determined annually by the Board of Directors based on the Company meeting certain performance goals. During 2004, the Board approved a housing subsidy payment of $2,000 per month and payments of $10,000 per year for tuition expenses for his children. Mr. Shenhar will also be eligible to participate in the Company's health and welfare insurance plans and is provided an automobile for business use. The agreement also stipulates that either party may terminate the agreement with six months advance notice.

         In addition, Jonathan Adereth received $36,000 for his services as Chairman of the Board and an additional $3,500 for meetings attended in 2004. Mr. Adereth was also granted a stock option to purchase 40,000 shares at an exercise price of $0.68 per share in October 2004.

         Pursuant to a letter agreement executed on October 24, 2001, between Dr. Harris and the Company, and as subsequently modified by the parties, the Company agreed to the following in connection with his service as a director:
(i) to grant to Dr. Harris options to purchase up to 20,000 shares of the Company's Common Stock, at a per share exercise price not less that fair market value on the date of the grant, (ii) to pay to Dr. Harris, in four equal quarterly installments, an annual retainer in the aggregate amount of $4,000,
(iii) to pay to Dr. Harris a per meeting fee of $500 for attending non-telephonic meetings of the Board, (iv) to pay to Dr. Harris an hourly fee of $100 for attending telephonic meetings of the Board, and (v) to reimburse Dr. Harris for reasonable expenses incurred in connection with his services as a director. Dr. Harris's agreement was revised in September 2002 to provide for a quarterly payment of $1,500 for his services as a director, eliminating the payments to him for his individual attendance at telephonic and non-telephonic meetings of the Board. For his services as a director during the year, Dr. Harris earned approximately $6,000, of which approximately $3,000 remained accrued but unpaid as of December 31, 2004. The above referenced options were granted in January 2002 at a per share exercise price of $.10, which price exceeded the closing price of the Company's common stock on the date of grant. Dr. Harris was also granted a stock option to purchase 20,000 shares at an exercise price of $0.68 per share in October 2004.

         Pursuant to a letter agreement executed on June 25, 2004 between Mr. Benoff and the Company agreed to the following in connection with his service as a director: (i) to grant Mr. Benoff options to purchase up to 40,000 shares of the Company's Common Stock, at a per share price not less than fair market value on the date of the grant, (ii) to pay Mr. Benoff, in four equal quarterly installments, an annual retainer in the aggregate amount of $6,000 for attendance at up to 2 Board meetings per quarter,

(iii) to pay to Mr.  Benoff a fee of $100 per hour,  not to exceed $500 per day, for attendance at meetings in excess of 2 Board meetings per quarter and reimbursement for related expenses. For his services as a director during the year, Mr. Benoff earned approximately $3,600 of which approximately $1,500 remained accrued but unpaid as of December 31, 2004. . The above referenced options were granted by the Board in October 2004 at a per share exercise price of $0.68.

         No standard arrangement regarding compensation of the directors has been adopted by the Board, and, except as noted above, no director has been paid any compensation by the Company.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of February 18, 2005, by (i) each person who "beneficially" owns more than 5% of all outstanding shares of common stock, (ii) each director and the executive officer identified above in Item 10, and (iii) all directors and the executive officers as a group. Unless otherwise indicated, the address for each beneficial owner is 221 Lathrop Way, Suite I, Sacramento, Ca. 95815

 Name and Address of                    Amount and Nature of
  Beneficial Owner                       Beneficial Owner       Percent of Class
--------------------------------------------------------------------------------
MediVision Medical Imaging Ltd.              11,130,151(1)(2)           74.0%
P.O. Box 45, Industrial Park
Yokneam Elit
20692 Israel

Gil Allon                                       341,667(3)(4)            2.2%

Ariel Shenhar                                   191,667                  1.3%

Alon Harris, Ph.D                                20,000(3)                 *

Michael Benoff                                        0                    *


Yigal Berman                                          0                    *


Directors and Officers as a group               553,334(3)               3.5%
(total of 5 persons)

--------------------------------------------------------------------------------
*        Represents less than 1%.

(1)      As indicated in a Schedule 13D filed by MediVision on June 25, 2004.
(2) Includes 2,409,000 shares pledged as security on a $2,000,000 promissory note payable to the Company.
(3) Represents shares subject to stock options exercisable within 60 days from February 18, 2005.
(4) Includes indirect beneficial ownership by spouse of stock options to purchase 33,333 shares.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         (a)      Transactions with Executive Officers and Directors

         In January 2004, the Company entered into a service agreement, effective January 1, 2003 with MediStrategy Ltd. ("MS"), an Israeli company owned by Noam Allon, a director of the Company until December 2004. Under the terms of the agreement, MS will provide services to the Company primarily in the business development field in ophthalmology including business cooperation, mergers and acquisitions allocating new lines of business and analyzing of such, defining new product lines or business opportunities to be developed. All services provided by MS shall be performed solely by Noam Allon.

         In consideration for the services to be provided, the Company agrees to pay MS a monthly sum of $3,300 paid quarterly. In addition, MS is to be paid a yearly performance bonus of up to $20,000 upon achievement of goals under the terms of the agreement determined by MS, Noam Allon and the Company's Chairman of the Board. During the year ended December 31, 2004, MS earned fees in the amount of $39,600 and a bonus, which has not been finalized. $19,800 of the fees has been paid with the balance being accrued as of December 31, 2004. During the year ended December 31, 2003, MS earned fees of $39,600 and a bonus of $10,000, all of which were accrued as of 2003 and paid in 2004.

         (b)      Transactions with Security Holders

         As discussed in greater detail in the Business  Development  section of
Item 1 and in Management's Discussion and Analysis or Plan of Operation section of Item 6 of this annual report, the Company and MediVision entered into a series of transactions which resulted in MediVision owning approximately 74% of the Company's outstanding common stock at fiscal year end 2004.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

         A.       Exhibits

   Exhibit                                                                                        Footnote
   Number      Description of Exhibit                                                            Reference
   ------      ----------------------                                                            ---------

3.1            Articles of Incorporation of the Company, as amended.                                  *

3.2            Amendment to Articles of Incorporation (Certificate of Determination of               (4)
               Preferences of Series A Junior Participating Preferred Stock of the Company).

3.3            Amendment to Articles of Incorporation (Certificate of Determination of               (7)
               Preferences of Series B Preferred Stock of the Company).

3.4            Amended Bylaws of the Company.                                                         *

3.5            Amendment to Amended Bylaws of the Company dated January 28, 1998.                    (6)

4.1            Specimen of Stock Certificate.                                                        *

4.2            Securities Purchase Agreement dated September 25, 2003 by and between the            (13)
               Company and Laurus.

4.3            Secured Convertible Term Note dated September 25, 2003 issued to Laurus.             (14)

4.4            Common Stock Purchase Warrant dated September 25, 2003 by and between the            (15)
               Company and Laurus.

4.5            Registration Rights Agreement dated September 25, 2003 by and between the            (16)
               Company and Laurus.

4.6            Security Agreement dated September 25, 2003 by and between the Company and           (17)
               Laurus.

4.7            Securities Purchase Agreement dated April 27, 2004 by and between the Company        (21)
               and Laurus.

4.8            Secured Convertible Term Note dated April 27, 2004 issued to Laurus.                 (22)

4.9            Common Stock Purchase Warrant dated April 27, 2004 by and between the Company        (23)
               and Laurus.

4.10           Registration Rights Agreement dated April 27, 2004 by and between the Company        (24)
               and Laurus.

4.11           Security Agreement dated April 27, 2004 by and between the Company and Laurus.       (25)

10.1           Lease Agreement, dated as of April 21, 2001, between the Company and                 (11)
               Jackson-Jahn, Inc.

10.2           First Amendment to the Lease Agreement dated as of April 21, 2001 between the        (27)
               Company and Jackson-Jahn, Inc.

10.3           Second Amendment to the Lease Agreement dated as of April 21, 2001 between           (27)
               the Company and Jackson-Jahn, Inc.



                                      -29-

10.4           Confidentiality Agreement dated March 27, 1992 between the Company and Steven         *
               R. Verdooner.

10.5           Assignment dated October 23, 1990 of U.S. Patent Application for Apparatus            *
               and Method for Topographical Analysis of the Retina to the Company by Steven
               R. Verdooner, Patricia C. Meade and Dennis J. Makes (as recorded on Reel
               5490, Frame 423 in the Assignment Branch of the U.S. Patent and Trademark
               Office).

10.6           Form of International Distribution Agreement used by the Company and sample           *
               form of End User Software License Agreement.

10.7           Stock Option Plan.                                                                    (1)+

10.8           Rental Agreement dated May 1, 1994 by and between the Company and Robert J.           (2)
               Rossetti.

10.9           The Company's 1995 Nonstatutory Stock Option Plan and sample form of                  (3)+
               Nonstatutory Stock Option Agreement.

10.10          The Company's 1997 Nonstatutory Stock Option Plan and sample form of                  (5)+
               Nonstatutory Stock Option Agreement.

10.11          Form of Indemnification Agreement between the Company and each of its                 (6)
               directors, officers and certain key employees.

10.12          Working Capital Funding Agreement dated as of July 13, 2000 by and between            (8)
               MediVision and the Company.

10.13          Amendment No. 1 to Working Capital Funding Agreement dated as of July 1, 2001        (10)
               by and between MediVision and the Company.

10.14          Loan and Security Agreement dated as of July 13, 2000 by and between                 (8)
               MediVision and the Company.

10.15          Registration Rights Agreement dated as of August 2000 by and between                 (8)
               MediVision and the Company.

10.16          Secured Convertible Working Capital Note dated August 2000 from the Company          (8)
               to MediVision in the principal amount of $260,000.

10.17          Secured Promissory Note dated July 21, 2000 from the Company to MediVision in        (8)
               the principal amount of $1,500,000.

10.18          Secured Convertible Working Capital Promissory Note dated July 1, 2001 by and        (10)
               between MediVision and the Company in the principal amount of $1,000,000.

10.19          Cooperation and Project Funding Agreement dated January 21, 2001, among              (9)
               Israel- United States Binational Industrial Research and Development
               Foundation, MediVision and the Company.

10.20          2000 Stock Option Plan.                                                              (11)+

10.21          Secured Debenture Agreement by and between United Mizrahi Bank LTD and the           (12)
               Company dated December 9, 2002.

10.22          Commercial Security Agreement by and among Bank Leumi, MediVision and                (19)
               Ophthalmic Imaging Systems dated April 30, 2003 and Commercial Guaranty of
               Ophthalmic Imaging Systems.



                                      -30-

10.23          Amendment No. 2 to Working Capital Funding Agreement dated as of May 21, 2003        (18)
               by and between MediVision and the Company.

10.24          2003 Stock Option Plan.                                                              (19)
               Investment  Agreement dated as of December 28, 2004 by and between the Company
10.25          and Dutchess Private Equities Fund II, LP.                                           (25)

10.26          Registration Rights Agreement dated as of December 28, 2004 by and between           (26)
               the Company and Dutchess Private Equities Fund II LP.

10.27          Loan and Security Agreement dated as of February 28, 2005 by and between the         (27)
               Company and MediVision Medical Imaging Ltd.

10.28          Promissory Note dated as of February 28, 2005 by and between the Company and         (27)
               MediVision Medical Imaging Ltd.

14             Code of Ethics.                                                                      (27)

23.1           Consent of Perry-Smith LLP, Independent Auditors                                     (27)

31.1           Rule 13a 14a/15d 14(a) Certification.                                                (27)

31.2           Rule 13a 14a/15d 14(a) Certification.                                                (27)

32             Certification of principal executive officer and principal financial officer         (27)
               pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the Company's Registration Statement on Form S-18, number 33-46864-LA.

(1)            Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1993, filed on November 26, 1993.

(2)            Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1994, filed on November 29, 1994.

(3) Incorporated by reference to the Company's Registration Statement on Form S-8, filed on May 28, 1996, number 333-0461.

(4)            Incorporated by reference to Exhibit A of Exhibit 1 of the Company's Form
               8-K, filed on January 2, 1998.

(5) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 1997, filed on January 14, 1998.

(6)            Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1998, filed on December 15, 1998.

(7)            Incorporated by reference to Exhibit 3.1 of the Company's Form 8-K, filed on
               November 24, 1999.

(8)            Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000, filed on December 13, 2000.


                                      -31-


(9)            Incorporated by reference to the Company's Annual Report on Form 10-KSB for the transition period from September 1, 2000 to December 31, 2000, filed on
               March 29, 2001.

(10) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001, filed on November 14, 2001.

(11)           Incorporated by reference to the Company's Annual Report on Form
               10-KSB for the fiscal year ended December 31, 2001, filed on March 26, 2002.

(12)           Incorporated by reference to the Company's Annual Report on Form
               10-KSB for the fiscal year ended December 31, 2002, filed on March 27, 2003.

(13)           Incorporated by reference to Exhibit 4.1 of the Company's Form  8-K, filed on
               October 1, 2003.

(14)           Incorporated by reference to Exhibit 4.2 of the Company's Form  8-K, filed on
               October 1, 2003.

(15)           Incorporated by reference to Exhibit 4.3 of the Company's Form  8-K, filed on
               October 1, 2003.

(16)           Incorporated by reference to Exhibit 4.4 of the Company's Form  8-K, filed on
               October 1, 2003.

(17)           Incorporated by reference to Exhibit 4.5 of the Company's Form  8-K, filed on
               October 1, 2003.

(18)           Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003, filed on August 14, 2003.

(19)           Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed on March 25, 2004

(20)           Incorporated by reference to Exhibit 4.1 of the Company's Form  8-K, filed on
               April 29, 2004

(21)           Incorporated by reference to Exhibit 4.2 of the Company's Form  8-K, filed on
               April 29, 2004

(22)           Incorporated by reference to Exhibit 4.3 of the Company's Form  8-K, filed on
               April 29, 2004.

(23)           Incorporated by reference to Exhibit 4.4 of the Company's Form  8-K, filed on
               April 29, 2004

(24)           Incorporated by reference to Exhibit 4.5 of the Company's Form  8-K, filed on
               April 29, 2004

(25)           Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on
               December 30, 2004

(26)           Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on
               December 30, 2004

(27)           Filed herewith.

+              Management contract or compensatory plan or arrangement.

         B.    Reports on Form 8-K.

         On October 19, 2004, the Company filed a Form 8-K disclosing that the Company issued a press release reporting that it will launch two new products at the first Joint Meeting of the American Academy of Ophthalmology (AAO) and the European Society of Ophthalmology (SOE) being held from October 23 to 26, 2004 in New Orleans, Louisiana.

         On November 4, 2004 the Company filed a Form 8-K disclosing that the Company issued a press release announcing its results of operations for the Company's third quarter and nine months ended September 30, 2004.

         On November 10, 2004 the Company filed a Form 8-K disclosing that the Company issued a press release reporting that it will provide imaging systems for a leading European ophthalmic imaging company, of which the Company's lead shareholder, MediVision Medical Imaging Ltd., acquired 54%.

         On December 30, 2004 the Company filed a Form 8-K disclosing that on December 28, 2004, it entered into an investment agreement with Dutchess Private Equities Fund II, LP providing an equity line of credit to the Company. Pursuant to the investment agreement, Dutchess agreed to provide the Company with up to $9,000,000 of funding during the thirty month period beginning on the date that the registration statement the Company agreed to file providing for the resale of the shares of common stock issuable under the investment agreement is declared effective by the Securities and Exchange Commission.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         For the fiscal years ended December 31, 2004 and December 31, 2003, Perry-Smith LLP has billed the Company the following fees for services rendered in connection with the audit and other services in respect to these years:

                                 2004         2003

Audit Fees (1)                $54,200            $52,318
Audit-Related Fees              2,900                  0
Tax Fees (2)                   14,400             13,615
All Other Fees (3)                  0                320
                              -------            -------
Total                         $71,500            $66,253
                              =======            =======

(1) Services rendered for the audit of the Company's annual financial statements included in its report on Form 10-KSB and the reviews of the financial statements included in its reports on Form 10-QSB filed with the SEC.
(2) Services in connection with the preparation of tax returns and the provision of tax advice.
(3) Services related to exercising of options under the Company's Stock Option Plans.

         All of the fees described above were approved by the Company's Audit Committee.

         The Audit Committee does not currently have any pre-approval policies.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             OPHTHALMIC IMAGING SYSTEMS


                                             By:
                                                 -------------------------------
                                                      Gil Allon
                                                      Chief Executive Officer


                                             By:
                                                 -------------------------------
                                                      Ariel Shenhar
                                                      Chief Financial Officer

         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

                                         Director
------------------------------------
Gil Allon


                                         Director
------------------------------------
Ariel Shenhar


                                         Director, Chairman of the Board
------------------------------------
Yigal Berman


                                         Director
------------------------------------
Michael Benoff


                                         Director
------------------------------------
Alon Harris

                                                                      EXHIBIT 14

                 OPHTHALMIC IMAGING SYSTEMS' CODE OF ETHICS FOR
           PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER

         Ophthalmic Imaging Systems ("OIS") has established the following Code of Ethics (the "CODE") for its Chief Executive Officer and Chief Financial Officer to ensure the continuing integrity of financial reporting and to protect the interests of its shareholders and all those with which OIS conducts business. This Code sets forth specific policies to guide each of the Company's Chief Executive Officer and Chief Financial Officer in the performance of their duties. OIS's Chief Executive Officer and Chief Financial Officer shall:

1. Act with honesty and integrity, ethically handling any actual or potential conflicts between his personal, private interests and the interests of OIS, avoiding improper personal benefits as a result of his position.

2. Perform responsibilities with a view to causing periodic reports filed with the SEC or other public communications by OIS to contain disclosures, which are accurate, timely, complete and understandable.

3. Comply with federal, state and local laws and regulations applicable to OIS.

4. Take appropriately prompt action to report violations of this Code to the proper person or persons.

5.       Be accountable for adherence to this Code.

6.       Maintain accurate financial record keeping.

7. Refrain from taking any action that fraudulently influences, coerces, manipulates, or misleads any independent public or certified accountant engaged in the performance of an audit of the financial statements of OIS for the purpose of rendering such financial statements materially misleading.

                                                                    EXHIBIT 31.1

           FORM OF 302 CERTIFICATION FOR ANNUAL REPORT ON FORM 10-KSB
           ----------------------------------------------------------

I, Gil Allon, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of Ophthalmic Imaging Systems;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

              (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

              (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

              (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

              (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:

                                                 --------------------------
                                                         Gil Allon
                                                   Chief Executive Officer

                                                                    EXHIBIT 31.2

           FORM OF 302 CERTIFICATION FOR ANNUAL REPORT ON FORM 10-KSB
           ----------------------------------------------------------

I, Ariel Shenhar, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of Ophthalmic Imaging Systems;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

              (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

              (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

              (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

              (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:

                                             --------------------------
                                                    Ariel Shenhar
                                               Chief Financial Officer

                                                                      EXHIBIT 32


     CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


         In connection with the filing of the financial statements of Ophthalmic Imaging Systems ("Registrant") for the fiscal year ended December 31, 2004 (the "Report"), each of the undersigned hereby certifies, to such officer's knowledge, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Registrant.

                                                  --------------------------
                                                  Gil Allon
                                                  Chief Executive Officer



                                                  --------------------------
                                                  Ariel Shenhar
                                                  Chief Financial Officer